FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April 2021

Commission File Number: 001-14930

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X             Form 40-F ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ______

This Report on Form 6-K with respect to our quarterly results for the three-month period ended March 31, 2021 is hereby incorporated by reference in HSBC Holdings plc’s registration statement on Form F-3 (333-253632).

Neither our website referred to herein, nor any of the information contained on our website, is incorporated by reference in the Form
6-K.

27 APRIL 2021
HSBC HOLDINGS PLC
1Q21 EARNINGS RELEASE
Noel Quinn, Group Chief Executive, said:
“We had a good start to the year in support of our customers, while achieving materially enhanced returns for our shareholders. I am pleased with our revenue and cost performance, but particularly with our significantly lower expected credit losses. Global Banking and Markets had a good quarter, and we saw solid business growth in strategic areas, including Asia Wealth and trade finance, and mortgages in Hong Kong and the UK. We also strengthened our lending pipelines in our retail and wholesale businesses.
The execution of our growth and transformation plans is proceeding well. We made further progress in reducing both costs and risk-weighted assets, and launched new products and capabilities in areas of strength.
The economic outlook has improved, although uncertainties remain. We carry good momentum into the second quarter, while maintaining conservative positions on capital, funding, liquidity and credit.”
Financial performance (vs. 1Q20)
•Reported profit after tax up 82% to $4.6bn and reported profit before tax up 79% to $5.8bn. Reduced revenue continued to reflect low interest rates. This impact was partly offset as 1Q20 included materially adverse market impacts in life insurance manufacturing and valuations in Global Banking and Markets ('GBM'). In addition, there were releases of allowances for expected credit losses in the quarter, reflecting the improved economic outlook. Adjusted profit before tax up 109% to $6.4bn.
•All regions profitable in 1Q21, notably HSBC UK Bank plc reported pre-tax profits of over $1.0bn in the quarter. While there continues to be interest rate headwinds, expected credit losses and other credit impairment charges ('ECL') fell, reflecting the improved economic outlook.
•Reported revenue down 5% to $13.0bn due to the impact of 2020 interest rate reductions in all global businesses. This was partly offset by market impacts in life insurance manufacturing and valuations in GBM.
•Net interest margin ('NIM') of 1.21%, down 33 basis points ('bps') from 1Q20. NIM broadly stable with 4Q20.
•Reported ECL were a net release of $0.4bn, compared with a $3.0bn charge in 1Q20. The net release in 1Q21 primarily reflected an improvement in the economic outlook from 2020. Stage 3 ECL were lower, in part as 1Q20 included a large charge related to a corporate exposure in Singapore.
•Reported operating expenses up 9% from higher restructuring and other related costs from our transformation programme and increased investment in technology. Adjusted operating expenses up 3% due to a higher performance-related pay accrual, partly offset by the impact of our cost-saving initiatives.
•Lending increased by $2bn on a reported basis and $6bn on a constant currency basis in the quarter. Lending growth was in Wealth and Personal Banking ('WPB'), notably mortgages in the UK and Hong Kong, and in Commercial Banking ('CMB') in areas of strategic focus.
•Return on average tangible equity ('RoTE') (annualised) of 10.2%, up 6.0 percentage points from 1Q20.
•Common equity tier 1 (‘CET1’) capital ratio of 15.9%, unchanged from 31 December 2020.
Outlook
•The economic outlook has improved, giving us increasing confidence in our revenue growth plans. While early signs are positive, with evidence of growth in strategic areas, including improved lending pipelines, there remain uncertainties.
•Our 1Q21 results were favourably impacted by net ECL releases, particularly in the UK, reflecting improved economic forecasts. There remains a high degree of uncertainty as countries emerge from the pandemic at different speeds and as government support measures unwind. Based on the current consensus economic forecasts trajectory, we expect our ECL charge for 2021 to be below the medium-term range of 30bps to 40bps of average loans that we indicated at our 2020 annual results.
•We expect mid-single-digit percentage growth in customer lending during 2021. This growth remains highly dependent on the speed at which economies recover from the Covid-19 pandemic, together with the duration of various government support measures and restrictions.
•We continue to make progress against the strategic plan we announced in February 2021, which responds to the fundamental changes in our operating environment and aligns to our refreshed purpose, values and ambition. We expect to provide an update at our 2021 interim results in August.
•As indicated at our 2020 annual results in February 2021, we do not intend to pay quarterly dividends during 2021. The Group will consider whether to announce an interim dividend at our 2021 half-year results in August.

HSBC Holdings plc Earnings Release 1Q21	1

Earnings Release – 1Q21

Key financial metrics

		Quarter ended
		31 Mar	31 Dec	31 Mar
	Footnotes	2021	2020	2020
Reported results
Reported revenue ($m)		12,986	11,757	13,686
Reported profit before tax ($m)		5,779	1,385	3,229
Reported profit after tax ($m)		4,568	935	2,508
Profit attributable to the ordinary shareholders of the parent company ($m)		3,880	562	1,785
Cost efficiency ratio (%)		65.7	83.9	57.4
Basic earnings per share ($)		0.19	0.03	0.09
Diluted earnings per share ($)		0.19	0.03	0.09
Net interest margin (%)		1.21	1.22	1.54
Alternative performance measures
Adjusted revenue ($m)		13,273	12,025	13,713
Adjusted profit before tax ($m)		6,390	2,248	3,063
Adjusted cost efficiency ratio (%)		61.8	77.0	58.2
Expected credit losses and other credit impairment charges (‘ECL’) (annualised) as % of average gross loans and advances to customers (%)		(0.17)	0.45	1.15
Return on average ordinary shareholders' equity (annualised) (%)		9.0	1.3	4.4
Return on average tangible equity (annualised) (%)	1	10.2	1.9	4.2

		At
		31 Mar	31 Dec	31 Mar
	Footnotes	2021	2020	2020
Balance sheet
Total assets ($m)		2,958,629	2,984,164	2,917,810
Net loans and advances to customers ($m)		1,040,207	1,037,987	1,040,282
Customer accounts ($m)		1,650,019	1,642,780	1,440,529
Average interest-earning assets, year to date ($m)		2,178,918	2,092,900	1,991,702
Loans and advances to customers as % of customer accounts (%)		63.0	63.2	72.2
Total shareholders’ equity ($m)		199,210	196,443	189,771
Tangible ordinary shareholders’ equity ($m)		157,357	156,423	150,019
Net asset value per ordinary share at period end ($)		8.64	8.62	8.30
Tangible net asset value per ordinary share at period end ($)		7.78	7.75	7.44
Capital, leverage and liquidity
Common equity tier 1 capital ratio (%)	2	15.9	15.9	14.6
Risk-weighted assets ($m)	2	846,835	857,520	857,078
Total capital ratio (%)	2	21.6	21.5	20.3
Leverage ratio (%)	2	5.4	5.5	5.3
High-quality liquid assets (liquidity value) ($bn)		695	678	617
Liquidity coverage ratio (%)		143	139	156
Share count
Period end basic number of $0.50 ordinary shares outstanding (millions)		20,226	20,184	20,172
Period end basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares (millions)		20,335	20,272	20,245
Average basic number of $0.50 ordinary shares outstanding (millions)		20,191	20,169	20,161
Dividend per ordinary share (in respect of the period) ($)		—	0.15	—
For reconciliation of our reported results to an adjusted basis, including lists of significant items, see page 6. Definitions and calculations of other alternative performance measures are included in our ‘Reconciliation of alternative performance measures’ on page 30.
1    Profit attributable to ordinary shareholders, excluding impairment of goodwill and other intangible assets and changes in present value of in-force insurance contracts (‘PVIF’) (net of tax), divided by average ordinary shareholders’ equity excluding goodwill, PVIF and other intangible assets (net of deferred tax).
2    Unless otherwise stated, regulatory capital ratios and requirements are based on the transitional arrangements of the Capital Requirements Regulation in force at the time. These include the regulatory transitional arrangements for IFRS 9 ‘Financial Instruments’, which are explained further on page 28. Leverage ratios are calculated using the end point definition of capital and the IFRS 9 regulatory transitional arrangements. Following the end of the transition period after the UK’s withdrawal from the EU, any reference to EU regulations and directives (including technical standards) should be read as a reference to the UK’s version of such regulation and/or directive, onshored into UK law under the European Union (Withdrawal) Act 2018, as amended.

2	HSBC Holdings plc Earnings Release 1Q21

Contents
	Page		Page
Highlights	1	Summary consolidated income statement	16
Key financial metrics	2	Summary consolidated balance sheet	17
Business highlights	3	Credit risk	17
Approach to risk management	3	Capital adequacy	28
Risks related to Covid-19	3	Leverage	29
Geopolitical and macroeconomic risks	4	Risk-weighted assets	29
UK withdrawal from the European Union	4	Reconciliation of alternative performance measures	30
Adjusted performance	5	Dividend on preference shares	39
Financial performance	6	Investor relations / media relations contacts	39
Cautionary statement regarding forward-looking statements	14	Terms and abbreviations	40

HSBC Holdings plc will be conducting a trading update conference call with analysts and investors today to coincide with the publication of its Earnings Release. The call will take place at 07.30am BST. Details of how to participate in the call and the live audio webcast can be found at www.hsbc.com/investors.
Note to editors
HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in
64 countries and territories in its geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of $2,959bn at 31 March 2021, HSBC is one of the world’s largest banking and financial services organisations.

Business highlights
On 23 February 2021, we announced the next phase of our strategic plan, which responds to the fundamental changes in the operating environment and aligns to our refreshed purpose, 'Opening up a world of opportunity', as well as to our values and ambition.
Our strategy centres around four key areas:
•focusing on our strengths and investing in the areas where we see significant opportunities for growth;
•digitising at scale by increasing our investment in technology to improve how we serve customers and increase efficiency;
•energising for growth, through a strong culture, simple ways of working, and by equipping staff with the future skills they need; and
•helping our customers and communities to capture the opportunities presented by the transition to a low-carbon economy.
In 1Q21, we saw good progress in our Wealth business, increasing Wealth balances in the quarter by 3% to over $1.6tn, which included net new money in Global Private Banking of $13bn and in Asset Management of $11bn.
In France, as part of our strategic review of our retail banking operations, we are continuing with negotiations in relation to a potential sale, although no decision has yet been taken. If any sale is implemented, given the underlying performance of these operations, a loss on sale is expected. In the US, we continue to explore both organic and inorganic options for our retail banking franchise.
We continue to work towards our environmental, social and governance ('ESG') agenda, including our climate commitments announced in 2020. We are proposing a climate change resolution at our Annual General Meeting, which focuses on actions we propose to take in connection with our ambition to align our provision of finance with a net zero outcome by 2050. The resolution includes a commitment to publish and implement a policy to phase out the financing of coal-fired power and thermal coal mining by 2030 in EU and OECD markets, and by 2040 in other markets. For the purposes of the resolution, ‘finance’ and ‘financing’ means providing project finance or direct lending to, or underwriting capital markets transactions for, corporate clients of our Global Banking and Commercial Banking businesses. In addition, as part of our increasing engagement on climate, in April 2021 we became a founding signatory to the Net Zero Banking Alliance.
We will continue to target an adjusted cost base of $31bn or less in 2022 and plan to deliver $5bn to $5.5bn of cost saves for 2020 to 2022, while spending $7bn in costs to achieve. We also continue to target a gross RWA reduction of more than $100bn by the end of 2022. We will target a RoTE of greater than or equal to 10% in the medium term (defined as a period of three to four years), while maintaining a CET1 ratio above 14%, managing in the range of 14% to 14.5% in the medium term. We also announced our updated dividend policy, which included our intention to transition towards a target payout ratio of between 40% and 55% of reported earnings per share ('EPS') from 2022 onwards, with the flexibility to adjust EPS for non-cash significant items such as goodwill or intangibles impairments.

Approach to risk management
We have in place a comprehensive risk management framework covering the whole organisation and incorporating all risk types, which is underpinned by our culture and values. This outlines the key principles, policies and practices that we employ in managing material risks, both financial and non-financial. We operate a wide-ranging stress testing programme, which is a key part of our risk management and capital and liquidity planning. Stress testing provides management with key insights into the impacts of severely adverse events on the Group, and provides confidence to regulators on the Group's financial stability.
At 31 March 2021, our CET1 ratio was 15.9%, unchanged from 31 December 2020, and our liquidity coverage ratio ('LCR') was 143%. Our capital, funding and liquidity positions are expected to help us to continue supporting our customers throughout the current geopolitical and macroeconomic uncertainty.

Risks related to Covid-19
The Covid-19 outbreak and its effect on the global economy have continued to impact our customers and our performance, and the future effects of the pandemic remain uncertain. The outbreak necessitated governments to respond at unprecedented levels to protect

HSBC Holdings plc Earnings Release 1Q21	3

Earnings Release – 1Q21
public health, support local economies and protect livelihoods. It has affected regions at different times and to varying degrees as it has developed.
The varying government support measures and restrictions in response to the outbreak have created additional challenges, given the rapid pace of change and significant operational demands. The speed at which countries and territories are able to return to pre-Covid-19 levels of economic activity will vary based on the levels of continuing government support offered, the level of infection, and access to and ability to roll out vaccines. Renewed outbreaks, including as a result of the emergence of new variants of the virus, emphasise the ongoing threat of Covid-19. We continue to monitor the situation.
The development of Covid-19 vaccines has raised hopes of widespread immunisation being achieved across developed countries by the end of 2021 and government restrictions being lifted. However, there is significant divergence in the speed at which vaccines have been deployed. While some developed countries have managed to offer vaccines to a large proportion of their respective populations quickly, others have lagged. Many less developed countries have struggled to secure supplies and are only just beginning their vaccination programmes. There remains uncertainty regarding the efficacy and side effects of the vaccines over various time horizons. Tensions have been evident and may continue to persist as countries compete for access to the array of vaccines either under development, pending approval or already approved.
The outbreak has also resulted in changes in the behaviours of our retail and wholesale customers, leading some to require payment holidays and others to miss or delay payments on loan balances. Together, these factors have impacted the performance of our ECL models, requiring enhanced monitoring of model outputs and use of compensating controls. These include management judgemental adjustments based on the expert judgement of senior credit risk managers and the recalibration of key loss models to take into account the impacts of Covid-19 on critical model inputs. In addition, we have been responding to complex conduct considerations and heightened risk of fraud related to the varying government support measures and restrictions. The continued economic uncertainty from the Covid-19 outbreak could adversely impact our revenue assumptions, notably volume growth.

Geopolitical and macroeconomic risks
The geopolitical and economic landscape continues to be dominated by the Covid-19 pandemic, and this is likely to remain a key driver throughout 2021. The trade and regulatory environment is increasingly fragmented as markets lay out recovery plans from the Covid-19 outbreak and look to strengthen supply chain networks. Heightened geopolitical tensions will continue to impact business sentiment, while the relationship between the UK and the EU may take time to settle following the UK's departure from the EU, despite the conclusion of a Trade and Cooperation Agreement at the end of 2020. Interest rates remain at historically low levels, although hopes for an economic recovery led by vaccine programmes have contributed to a rise in interest rate yields and a steepening of yield curves in our major markets in early 2021. Despite central bank rates remaining largely unchanged during the first quarter of 2021, the probability of interest rates falling into negative territory has receded. The steepening of yield curves has led to some changes in our interest rate risk profile particularly as the duration of our mortgage portfolios has extended.
Potential changes to tax legislation and tax rates in the countries in which we operate could increase the Group’s effective tax rate in future periods as governments in many countries seek revenue sources to pay for the Covid-19 support packages that they have implemented. Additionally, an OECD initiative to introduce a global minimum tax rate is gaining momentum and could significantly increase the Group’s tax cost if implemented.
Geopolitical tensions could have potential ramifications for the Group and its customers. Evolving developments in Hong Kong, US policy on strategic Chinese industries, claims of human rights violations and other potential areas of tension may affect the Group in terms of the impact of sanctions, as well as regulatory, reputational and market risks. The US has imposed a range of sanctions and trade restrictions on Chinese persons and companies. Certain US measures are of particular relevance, including the Hong Kong Autonomy Act. China has subsequently announced a number of sanctions and trade restrictions that target or provide authority to target foreign officials and companies, including those in the US, UK and EU. How the US-China relationship will evolve over the coming months is as yet unclear. The US has recently indicated that it will cooperate with China on issues of mutual interest, such as climate change, but has also pledged to partner with its allies to confront China on certain issues. We continue to monitor the situation.
Business sentiment in some sectors in Hong Kong remains dampened, although the financial services sector has remained strong and has benefited from stable liquidity conditions.
The financial impact to the Group of geopolitical risks in Asia is heightened due to the strategic importance of the region, and Hong Kong in particular, in terms of profitability and prospects for growth.

UK withdrawal from the European Union
The EU and the UK agreed a Trade and Cooperation Agreement just before the end of the transition period on 31 December 2020. The agreement mainly focuses on goods and services but also covers a wide range of other areas, including competition, state aid, tax, fisheries, transport, data and security. It addressed financial services in a limited manner and, as a result, did not change HSBC’s planning in relation to the UK’s withdrawal from the EU.
The EU and UK agreed through a joint declaration to establish structured regulatory cooperation on financial services, with the aim of establishing a durable and stable relationship between autonomous jurisdictions.
Bilateral discussions to agree a memorandum of understanding to establish the framework for this cooperation have now concluded at a technical level and will be formalised in due course.
Once approved, the memorandum of understanding is expected to create the framework for voluntary regulatory cooperation in financial services between the UK and EU through the establishment of a Joint UK-EU Financial Regulatory Forum, which will provide a platform within which both parties will be able to discuss financial services-related issues including future equivalence determinations.
Our global presence and diversified customer base should help mitigate the direct impacts on our financial position of the absence of a comprehensive agreement on financial services between the UK and EU. Our existing wholesale and markets footprint in the EU, and in particular our subsidiary in France, provides a strong foundation for us to build upon. Over the medium to long term the UK’s withdrawal from the EU may impact markets and increase economic risk, particularly in the UK, which could adversely impact our profitability and prospects for growth in this market.
For further information on the risks that the Group faces, see pages 140 to 159 of the Form 20-F for the year ended 31 December 2020.

4	HSBC Holdings plc Earnings Release 1Q21

Adjusted performance
Adjusted performance is computed by adjusting reported results for the effects of foreign currency translation differences and significant items, which both distort period-on-period comparisons.
We consider adjusted performance to provide useful information for investors by aligning internal and external reporting, identifying and quantifying items management believes to be significant, and providing insight into how management assesses period-on-period performance.
Foreign currency translation differences
Foreign currency translation differences reflect the movements of the US dollar against most major currencies. We exclude them to derive constant currency data, allowing us to assess balance sheet and income statement performance on a like-for-like basis and understand better the underlying trends in the business.

Foreign currency translation differences
Foreign currency translation differences for 1Q21 are computed by retranslating into US dollars for non-US dollar branches, subsidiaries, joint ventures and associates:
•the income statements for 4Q20 and 1Q20 at the average rate of exchange for 1Q21; and
•the closing prior period balance sheets at the prevailing rates of exchange at 31 March 2021.
No adjustment has been made to the exchange rates used to translate foreign currency-denominated assets and liabilities into the functional currencies of any HSBC branches, subsidiaries, joint ventures or associates. The constant currency data of HSBC’s Argentinian subsidiaries have not been adjusted further for the impacts of hyperinflation. When reference is made to foreign currency translation differences in tables or commentaries, comparative data reported in the functional currencies of HSBC’s operations have been translated at the appropriate exchange rates applied in the current period on the basis described above.

Significant items
‘Significant items’ refers collectively to the items that management and investors would ordinarily identify and consider separately to improve the understanding of the underlying trends in the business.
The tables on pages 33 to 38 detail the effects of significant items on each of our global business segments and geographical regions during 1Q21, 4Q20 and 1Q20.
Adjusted performance – foreign currency translation of significant items
The foreign currency translation differences related to significant items are presented as a separate component of significant items. This is considered a more meaningful presentation as it allows better comparison of period-on-period movements in performance.
Global business performance
The Group Chief Executive, supported by the rest of the Group Executive Committee (‘GEC’) (previously the Group Management Board), is considered to be the Chief Operating Decision Maker (‘CODM’) for the purposes of identifying the Group‘s reportable segments.
The Group Chief Executive and the rest of the GEC review operating activity on a number of bases, including by global business and geographical region. Global businesses are our reportable segments under IFRS 8 ‘Operating Segments’. Global business results are assessed by the CODM on the basis of adjusted performance, which removes the effects of significant items and currency translation from reported results. We therefore present these results on an adjusted basis as required by IFRSs.
A reconciliation of the Group’s adjusted results to the Group’s reported results is presented below. Supplementary reconciliations of adjusted to reported results by global business are presented on pages 33 to 35 for information purposes.
Management view of adjusted revenue
Our global business segment commentary includes tables that provide breakdowns of adjusted revenue by major product. These reflect the basis on which revenue performance of the businesses is assessed and managed.
With effect from the first quarter of 2021, the Global Banking and Markets management view of adjusted revenue has been revised to align with changes to the management responsibilities of the business and how we assess business performance. Comparative data have been re-presented accordingly. Refer to page 11 for the updated financial performance summary.

HSBC Holdings plc Earnings Release 1Q21	5

Earnings Release – 1Q21

Reconciliation of reported and adjusted results
		Quarter ended
		31 Mar	31 Dec	31 Mar
		2021	2020	2020
	Footnotes	$m	$m	$m
Revenue
Reported	1	12,986	11,757	13,686
Currency translation			204	393
Significant items		287	64	(366)
– customer redress programmes		(18)	(1)	—
– disposals, acquisitions and investment in new businesses		—	2	7
– fair value movements on financial instruments	2	239	46	(357)
– restructuring and other related costs	3	66	20	(9)
– currency translation of significant items			(3)	(7)
Adjusted		13,273	12,025	13,713
Change in expected credit losses and other credit impairment charges
Reported		435	(1,174)	(3,026)
Currency translation			(27)	(91)
Adjusted		435	(1,201)	(3,117)
Operating expenses
Reported		(8,527)	(9,864)	(7,852)
Currency translation			(165)	(307)
Significant items		324	774	176
– customer redress programmes		(10)	(107)	1
– impairment of goodwill and other intangibles		—	8	—
– restructuring and other related costs		334	836	170
– past service costs of guaranteed minimum pension benefits equalisation		—	17	—
– settlements and provisions in connection with legal and regulatory matters		—	4	1
– currency translation of significant items			16	4
Adjusted		(8,203)	(9,255)	(7,983)
Share of profit in associates and joint ventures
Reported		885	666	421
Currency translation			13	29
Adjusted		885	679	450
Profit before tax
Reported		5,779	1,385	3,229
Currency translation			25	24
Significant items	4	611	838	(190)
– revenue		287	64	(366)
– operating expenses		324	774	176
Adjusted		6,390	2,248	3,063
Loans and advances to customers (net)
Reported		1,040,207	1,037,987	1,040,282
Currency translation			(4,061)	60,888
Adjusted		1,040,207	1,033,926	1,101,170
Customer accounts
Reported		1,650,019	1,642,780	1,440,529
Currency translation			(5,187)	75,026
Adjusted		1,650,019	1,637,593	1,515,555
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
3    Comprises losses associated with the RWA reduction commitments and gains relating to the business update in February 2020.
4    Tax on significant items, at reported rates of foreign exchange, was a charge of $74m in 1Q21 (4Q20: $381m charge, 1Q20: $4m credit). 4Q20 included tax-only significant item charges of $117m.

Financial performance

Distribution of results by global business
	Quarter ended
	31 Mar	31 Dec	31 Mar
	2021	2020	2020
	$m	$m	$m
Adjusted profit/(loss) before tax
Wealth and Personal Banking	1,914	1,028	688
Commercial Banking	1,806	518	673
Global Banking and Markets	1,935	1,055	874
Corporate Centre	735	(353)	828
Total	6,390	2,248	3,063

6	HSBC Holdings plc Earnings Release 1Q21

Distribution of results by geographical region
	Quarter ended
	31 Mar	31 Dec	31 Mar
	2021	2020	2020
	$m	$m	$m
Reported profit/(loss) before tax
Europe	997	(1,229)	(511)
Asia	3,758	2,276	3,740
Middle East and North Africa	337	345	44
North America	484	152	(111)
Latin America	203	(159)	67
Total	5,779	1,385	3,229
Adjusted profit/(loss) before tax
Europe	1,509	(673)	(713)
Asia	3,793	2,420	3,703
Middle East and North Africa	348	366	37
North America	522	228	(5)
Latin America	218	(93)	41
Total	6,390	2,248	3,063
Tables showing adjusted profit before tax by global business and region are presented to support the commentary on adjusted performance on the following pages.
The tables on pages 33 to 38 reconcile reported to adjusted results for each of our global business segments and geographical regions.
Group
1Q21 compared with 1Q20 – reported results

Movement in reported profit before tax compared with 1Q20
	Quarter ended
	31 Mar	31 Mar	Variance
	2021	2020	1Q21 vs. 1Q20
	$m	$m	$m	%
Revenue	12,986	13,686	(700)	(5)
ECL	435	(3,026)	3,461	114
Operating expenses	(8,527)	(7,852)	(675)	(9)
Share of profit from associates and JVs	885	421	464	110
Profit before tax	5,779	3,229	2,550	79
Tax expense	(1,211)	(721)	(490)	(68)
Profit after tax	4,568	2,508	2,060	82

Reported profit
Reported profit after tax of $4.6bn was $2.1bn or 82% higher than in 1Q20, while reported profit before tax of $5.8bn was $2.6bn or 79% higher.
Reported revenue fell, reflecting the continued impact of lower global interest rates, despite the favourable impact on certain volatile items in WPB and GBM after the material adverse mark-to-market losses in 1Q20. This reduction was more than offset by a net release of reported ECL in 1Q21 due to an improvement in the forward economic outlook, mainly in the UK, compared with the significant build-up of stage 1 and stage 2 allowances in 1Q20, and as our share of profit from associates and joint ventures in Corporate Centre increased. Reported operating expenses rose due to higher restructuring and other related costs and continued investment in our digital capabilities.
The net favourable mark-to-market movements discussed above resulted primarily from materially adverse movements in 1Q20. These included:
•In WPB, there were favourable market impacts in life insurance manufacturing of $76m in 1Q21. This compared with materially adverse market impacts of $689m in 1Q20.
•In GBM, Markets and Securities Services ('MSS') included favourable credit and funding valuation adjustments of $33m and favourable bid-offer adjustments of $18m in 1Q21. This compared with adverse credit and funding valuation adjustments of $346m and adverse bid-offer adjustments of $310m in 1Q20. In Principal Investments, income of $173m in 1Q21 compared with losses of $235m in 1Q20.
These were partly offset:
•In Corporate Centre, the 1Q21 period included adverse fair value movements on our long-term debt and associated swaps of $28m, compared with favourable movements of $259m in 1Q20.
The increase in reported profit also included a net adverse movement in significant items of $0.8bn, primarily related to fair value movements on financial instruments and higher restructuring and other related costs.
Reported revenue
Reported revenue of $13.0bn was $0.7bn or 5% lower than in 1Q20. The reduction primarily reflected a fall in net interest income as a result of the impact of lower global interest rates, notably affecting our deposit franchises in WPB and in Global Liquidity and Cash Management ('GLCM') in CMB and GBM. While we grew average interest-earning assets compared with 1Q20, interest-bearing liabilities also increased, resulting in continued downward pressure on NIM.
These reductions were partly offset by market impacts in life insurance manufacturing, notably as 1Q20 included materially adverse movements, as discussed above. In GBM, revenue increased in MSS as favourable movements in credit and funding valuation

HSBC Holdings plc Earnings Release 1Q21	7

Earnings Release – 1Q21
adjustments and in bid-offer adjustments were partly offset by lower trading volatility in 1Q21. GBM revenue also benefited from valuation gains in Principal Investments, compared with losses in 1Q20.
There was a net adverse movement in significant items of $0.7bn, which was partly offset by favourable foreign currency translation differences of $0.4bn. The movement in significant items primarily related to fair value movements on financial instruments of $0.6bn. In addition, 1Q21 included restructuring and other related costs of $0.1bn associated with disposal losses related to our RWA reduction commitments. We expect to incur additional disposal losses in future quarters as we progress with these reductions.
Reported ECL
Reported ECL were a net release of $0.4bn in 1Q21, which compared with a charge of $3.0bn in 1Q20. The net release in 1Q21 reflected an improvement in the economic outlook, notably in the UK. This compared with the significant build-up of stage 1 and stage 2 allowances in 1Q20 due to the worsening economic outlook at the onset of the Covid-19 outbreak. In addition, stage 3 charges were lower, in part as 1Q20 included a significant charge related to a corporate exposure in Singapore.
While we expect the full-year ECL charge for 2021 to be materially lower than in 2020, there remains a high degree of uncertainty as countries emerge from the pandemic at different speeds and as government support measures unwind. Based on the current consensus economic forecasts trajectory, we expect our ECL charge for 2021 to be below the medium-term range of 30bps to 40bps of average loans that we indicated at our 2020 annual results.
For further details on the calculation of ECL, including the measurement uncertainties and significant judgements applied to such calculations, the impact of additional scenarios and post model-adjustments, see page 20.
Reported operating expenses
Reported operating expenses of $8.5bn were $0.7bn or 9% higher than in 1Q20. The increase included adverse foreign currency translation differences of $0.3bn and an adverse movement in significant items of $0.1bn. Significant items largely comprised an increase of $0.2bn in restructuring and other related costs, of which $0.1bn related to severance payments.
The remaining increase reflected higher performance-related pay, which is accrued based on the profile of our profit performance, and continued investment in technology, including investments in our digital capabilities. These increases were partly offset by reductions from our cost-saving initiatives of $0.4bn during 1Q21.
Reported share of profit from associates and JVs
Reported share of profit from associates and joint ventures of $0.9bn was $0.5bn higher than in 1Q20. This reflected an increased share of profit from Bank of Communications Co., Limited ('BoCom') and a recovery in asset valuations of a UK associate relative to 1Q20.
In relation to BoCom, we continue to be subject to a risk of impairment in the carrying value of our investment. For further details of our impairment review process, see page 311 of our Annual Report and Accounts 2020.
Tax expense
The effective tax rate for 1Q21 of 21.0% was lower than 22.3% in 1Q20, as 1Q20 included a charge arising from the remeasurement of deferred tax balances due to the cancellation of the planned reduction in the UK corporation tax rate from 19% to 17% from 1 April 2020 and from a greater adverse impact of the non-recognition of deferred tax on losses arising during the period.
It was announced in the UK Budget on 3 March 2021 that the main rate of UK corporation tax will increase with effect from 1 April 2023. The Group’s UK deferred tax assets and liabilities will be remeasured to reflect this increase when the Finance Act 2021 is substantively enacted, which is expected to be either the second or third quarter of 2021. Based on the closing balances at 31 March 2021, this remeasurement would result in an increase in the Group’s net deferred tax liability of approximately $150m, the majority of which would be recorded in other comprehensive income.
Deferred tax balances will be remeasured if and when changes to statutory tax rates are substantively enacted in other jurisdictions in the year. In particular, President Biden’s Made in America Tax Plan, published in April 2021, proposes an increase in the US federal rate of corporation tax from 21% to 28%.
Group
1Q21 compared with 1Q20 – adjusted results

Movement in adjusted profit before tax compared with 1Q20
	Quarter ended
	31 Mar	31 Mar	Variance
	2021	2020	1Q21 vs. 1Q20
	$m	$m	$m	%
Revenue	13,273	13,713	(440)	(3)
ECL	435	(3,117)	3,552	114
Operating expenses	(8,203)	(7,983)	(220)	(3)
Share of profit from associates and JVs	885	450	435	97
Profit before tax	6,390	3,063	3,327	109

Adjusted profit
Adjusted profit before tax of $6.4bn was $3.3bn higher than in 1Q20.
Adjusted revenue fell, mainly reflecting the continued impact of lower global interest rates, despite the favourable impact of certain volatile items in WPB and GBM after the large mark-to-market losses incurred in 1Q20. However, this decrease was more than offset by a net release of adjusted ECL in 1Q21 due to an improvement in the forward economic outlook, mainly in the UK, compared with the significant build-up of stage 1 and stage 2 allowances in 1Q20. Adjusted operating expenses were higher, while our share of profit from associates and joint ventures increased.
Adjusted revenue
Adjusted revenue of $13.3bn was $0.4bn or 3% lower than in 1Q20. The reduction was primarily in net interest income due to the impact of lower global interest rates, mainly affecting our deposit franchises within WPB and in GLCM in CMB and GBM. These decreases were

8	HSBC Holdings plc Earnings Release 1Q21

partly offset by net favourable movements in market impacts in life insurance manufacturing in WPB of $790m, notably as 1Q20 included materially adverse movements reflecting the sharp fall in equity markets in March 2020. In GBM, MSS revenue increased, reflecting a net favourable movement in credit and funding valuation adjustments of $397m and favourable bid-offer adjustments of $18m (1Q20: $310m adverse), partly offset by lower volatility resulting in a comparatively muted trading performance in 1Q21. In addition, GBM revenue benefited from favourable revaluations in Principal Investments, compared with losses in 1Q20.
Adjusted ECL
Adjusted ECL were a net release of $0.4bn in 1Q21, compared with a charge of $3.1bn in 1Q20. The net release in 1Q21 was across all global businesses and reflected an improvement in the economic outlook, notably in the UK. This compared with the build-up of stage 1 and stage 2 allowances in 1Q20 due to the worsening economic outlook at the onset of the Covid-19 outbreak. Stage 3 charges also fell, in part due to a significant charge in 1Q20 related to a corporate exposure in Singapore.
Adjusted operating expenses
Adjusted operating expenses of $8.2bn were $0.2bn or 3% higher than in 1Q20, reflecting a higher performance-related pay accrual and continued investment in technology, including our digital capabilities. These were partly offset by the effects of our cost-saving initiatives and lower marketing and travel costs.
We expect adjusted costs for 2021, excluding the UK bank levy, to be broadly in line with 2020, but reserve the option to adjust our performance-related pay accrual to reflect the performance of the Group.
The number of employees expressed in full-time equivalent staff (‘FTE’) at 31 March 2021 was 224,652, a decrease of 1,407 compared with 31 December 2020. The number of contractors at 31 March 2021 was 7,005, an increase of 1,313 compared with 31 December 2020.
Adjusted share of profit from associates and JVs
Adjusted share of profit from associates and joint ventures of $0.9bn increased by $0.4bn or 97%. This reflected an increased share of profit from BoCom and a recovery in asset valuations of a UK associate relative to 1Q20.
Wealth and Personal Banking – adjusted results

Management view of adjusted revenue[1]
		Quarter ended
		31 Mar	31 Dec	31 Mar	Variance
		2021	2020	2020	1Q21 vs. 1Q20
	Footnotes	$m	$m	$m	$m	%
Wealth		2,382	2,070	1,448	934	65
– investment distribution		1,025	742	900	125	14
– life insurance manufacturing		568	630	(224)	792	>200
– Global Private Banking		488	412	530	(42)	(8)
– net interest income		156	158	221	(65)	(29)
– non-interest income		332	254	309	23	7
– asset management		301	286	242	59	24
Personal Banking		3,051	3,101	3,941	(890)	(23)
– net interest income		2,703	2,773	3,583	(880)	(25)
– non-interest income		348	328	358	(10)	(3)
Other	2	261	226	383	(122)	(32)
Net operating income	3	5,694	5,397	5,772	(78)	(1)
RoTE excluding significant items and UK bank levy (annualised) (%)		18.8		2.1
1    With effect from the first quarter of 2021, certain items within the management view of adjusted revenue have been renamed. 'Wealth Management' has been renamed 'Wealth' and 'Retail Banking' has been renamed 'Personal Banking'.
2    ‘Other’ includes the distribution and manufacturing (where applicable) of retail and credit protection insurance, disposal gains and other non-product specific income. It also includes Markets Treasury, HSBC Holdings interest expense and Argentina hyperinflation.
3    ‘Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).
1Q21 compared with 1Q20
Adjusted profit before tax of $1.9bn was $1.2bn higher than in 1Q20. This reflected a net release in adjusted ECL as the economic outlook improved, compared with the build-up of allowances in 1Q20. The impact of lower global interest rates resulted in a decrease in net interest income, which was largely offset by an increase in Wealth revenue due to a net favourable movement of $790m in market impacts in insurance and growth in investment distribution.
Adjusted revenue of $5.7bn was $0.1bn or 1% lower.
In Personal Banking, revenue of $3.1bn was down $0.9bn or 23%.
•Net interest income was $0.9bn lower due to narrower margins as global interest rates fell in 2020 as a result of the Covid-19 outbreak. This reduction was partly mitigated by deposit balance growth of $61bn or 9% across all markets, particularly in the UK and Hong Kong, and higher mortgage lending of $23bn or 7%, mainly in the UK.
•Non-interest income fell by $10m or 3%, as since March 2020 we moved from charging fees on unarranged overdrafts to an interest-based charging model, consistent with market practice.

HSBC Holdings plc Earnings Release 1Q21	9

Earnings Release – 1Q21
In Wealth, revenue of $2.4bn was up $0.9bn or 65%.
•In life insurance manufacturing, revenue was $0.8bn higher, which included a net favourable movement in market impacts of $790m, primarily as 1Q20 included a materially adverse movement of $714m reflecting the sharp fall in equity markets in March 2020 (1Q21 included a favourable movement of $76m). The value of new business written was stable compared with 1Q20, as we broadened how we engage with customers, including through our improved digital capabilities, to mitigate the ongoing impact of the Covid-19 pandemic.
•In investment distribution, revenue was $0.1bn or 14% higher, reflecting strong equity market conditions in Hong Kong, which resulted in growth in brokerage fees as transaction volumes increased by 75% and higher mutual fund sales.
These were partly offset:
•In Global Private Banking, revenue was $42m or 8% lower, as net interest income fell by $65m or 29% as a result of the impact of lower global interest rates. This was partly offset by growth in non-interest income of $23m or 7%, as investment revenue increased reflecting market volatility and higher fees from advisory and discretionary mandates.
Adjusted ECL were a net release of $18m, compared with a charge of $1.1bn in 1Q20. ECL in 1Q21 reflected a release of allowances as the economic outlook improved, notably in the UK. This compared with the significant build-up of allowances in 1Q20 as a result of the adverse economic outlook due to the Covid-19 outbreak. Stage 3 charges in 1Q21 remained broadly consistent with the average quarterly charge during 2020, as a reduction in unsecured lending balances was offset by a slight deterioration in credit quality.
Adjusted operating expenses of $3.8bn were $0.1bn or 4% lower, as a reduction in discretionary expenditure more than offset the impact of inflation and our continued investment in digital and wealth initiatives.
Commercial Banking – adjusted results

Management view of adjusted revenue
		Quarter ended
		31 Mar	31 Dec	31 Mar	Variance
		2021	2020	2020	1Q21 vs. 1Q20
	Footnotes	$m	$m	$m	$m	%
Global Trade and Receivables Finance		455	429	482	(27)	(6)
Credit and Lending		1,468	1,490	1,436	32	2
Global Liquidity and Cash Management		862	912	1,357	(495)	(36)
Markets products, Insurance and Investments, and Other	1	546	375	583	(37)	(6)
– of which: share of revenue from Markets and Securities Services and Banking products		259	235	268	(9)	(3)
Net operating income	2	3,331	3,206	3,858	(527)	(14)
RoTE excluding significant items and UK bank levy (annualised) (%)		11.5		2.7
1    Includes CMB's share of revenue from the sale of Markets and Securities Services and Banking products to CMB customers. GBM's share of revenue from the sale of these products to CMB customers is included within the corresponding lines of the GBM management view of adjusted revenue. Also includes allocated revenue from Markets Treasury, HSBC Holdings interest expense and Argentina hyperinflation.
2    ‘Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).
1Q21 compared with 1Q20
Adjusted profit before tax of $1.8bn was $1.1bn higher than in 1Q20, primarily from lower adjusted ECL, as 1Q21 included a partial release of the build-up of allowances during 2020, and as 1Q20 included a significant charge related to a corporate exposure in Singapore. This was partly offset by a decline in adjusted revenue, mainly due to the impact of lower global interest rates.
Adjusted revenue of $3.3bn was $0.5bn or 14% lower.
•In GLCM, revenue decreased by $0.5bn or 36%, reflecting the impact of lower global interest rates, mainly in Hong Kong and the UK. This was partly offset by a 22% increase in average deposit balances, with growth across all regions, particularly in the UK, Hong Kong and the US.
•In Global Trade and Receivables Finance ('GTRF'), revenue decreased by $27m or 6% from lower fees and lending balances, notably in Asia and the UK, reflecting the continued impact of reduced global trade volumes as a result of the Covid-19 outbreak.
•In Markets products, Insurance and Investments, and Other, revenue reduced by $37m or 6%, reflecting the impact of lower global interest rates on income earned on capital held in the business.
These decreases were partly offset:
•In Credit and Lending, revenue increased by $32m or 2%, reflecting growth in average balances driven by the uptake of government-backed lending schemes.
Adjusted ECL were a net release of $0.2bn, compared with a charge of $1.4bn in 1Q20. ECL in 1Q21 reflected a release of stage 1 and stage 2 allowances as the economic outlook improved, notably in the UK. This compared with the significant build-up of stage 1 and stage 2 allowances in 1Q20 as a result of the adverse economic outlook due to the Covid-19 outbreak. The reduction in ECL also included lower stage 3 charges, mainly as 1Q20 included a significant charge related to a corporate exposure in Singapore.
Adjusted operating expenses of $1.8bn were broadly unchanged. This was driven by continued cost discipline, partly offset by an increase in the performance-related pay accrual while we continued to invest in our digital and transactional banking capabilities.

10	HSBC Holdings plc Earnings Release 1Q21

Global Banking and Markets – adjusted results

Management view of adjusted revenue[1]
		Quarter ended
		31 Mar	31 Dec	31 Mar	Variance
		2021	2020	2020	1Q21 vs. 1Q20
	Footnotes	$m	$m	$m	$m	%
Markets and Securities Services		2,492	1,945	2,349	143	6
– Securities Services		452	442	528	(76)	(14)
– Global Debt Markets		396	119	261	135	52
– Global Foreign Exchange		952	830	1,390	(438)	(32)
– Equities		419	304	270	149	55
– Securities Financing		240	178	264	(24)	(9)
– Credit and funding valuation adjustments		33	72	(364)	397	109
Banking		1,630	1,590	1,785	(155)	(9)
– Global Trade and Receivables Finance		178	169	173	5	3
– Global Liquidity and Cash Management		444	469	615	(171)	(28)
– Credit and Lending		654	658	669	(15)	(2)
– Capital Markets and Advisory		291	256	145	146	101
– Other	2	63	38	183	(120)	(66)
GBM Other		170	39	(238)	408	171
– Principal Investments		173	72	(240)	413	172
– Other	3	(3)	(33)	2	(5)	>(200)
Net operating income	4	4,292	3,574	3,896	396	10
RoTE excluding significant items and UK bank levy (annualised) (%)		12.1		6.3
1    With effect from the first quarter of 2021, management view of adjusted revenue has been revised to align with changes to the management responsibilities of the business and how we assess business performance. Comparative data have been re-presented accordingly.
2    Includes portfolio management, earnings on capital and other capital allocations on all Banking products.
3    Includes notional tax credits and Markets Treasury, HSBC Holdings interest expense and Argentina hyperinflation.
4    ‘Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).
1Q21 compared with 1Q20
Adjusted profit before tax of $1.9bn was $1.1bn higher than in 1Q20. This mainly reflected lower adjusted ECL, as 1Q21 included a partial release of the build-up of allowances from 2020, as well as an increase in adjusted revenue.
Adjusted revenue of $4.3bn increased by $0.4bn compared with 1Q20.
•In Markets and Securities Services, revenue increased by $0.1bn or 6% due to favourable movements in credit and funding valuation adjustments of $0.4bn and as 1Q20 included a $310m adverse bid-offer adjustment. Revenue in Global Debt Markets and Equities increased, particularly in wealth and private credit, reflecting robust client activity. These increases more than offset lower revenue in Global Foreign Exchange, which was in the context of a particularly strong performance in 1Q20. Securities Services revenue fell by $0.1bn or 14% due to lower interest rates, notably in Asia and Europe, while fees were up 6%, mainly in Asia.
•In Banking, revenue decreased by $0.2bn or 9%, mainly in GLCM, which fell by $0.2bn or 28% due to the impact of lower global interest rates, although average balances grew, notably in the US, the UK and Asia. The reduction in 'Other' reflected the non-recurrence of gains in 1Q20 due to widening credit spreads on portfolio hedges. These decreases were partly offset by an increase in Capital Markets and Advisory due to a strong performance in equity underwriting, leveraged finance and advisory in 1Q21, as we grew investment banking fees, and from the non-recurrence of mark-to-market losses on syndicated positions in 1Q20.
•In GBM Other, Principal Investments revenue increased by $0.4bn, reflecting revaluation gains on a number of funds in 1Q21, and as 1Q20 included large revaluation losses incurred as a result of the Covid-19 outbreak, mainly in Europe.
Adjusted ECL were a net release of $0.2bn, compared with a charge of $0.6bn in 1Q20. ECL in 1Q21 reflected a release of allowances as the economic outlook improved. This compared with the significant build-up of allowances in 1Q20 as a result of the Covid-19 outbreak.
Adjusted operating expenses of $2.5bn were $85m or 3% higher, as reductions related to our cost-saving initiatives were more than offset by increased performance-related pay of approximately $100m, which is accrued based on the profile of our profit performance, and higher regulatory costs of around $50m.
At 31 March 2021, our cumulative GBM RWA reductions as part of our transformation programme, which included accelerated saves in 4Q19, were $54bn (31 December 2020: $47bn). This mitigated RWA growth from asset quality deterioration, elevated market volatility and regulatory changes that have occurred since the start of the programme in January 2020.

HSBC Holdings plc Earnings Release 1Q21	11

Earnings Release – 1Q21
Corporate Centre – adjusted results

Management view of adjusted revenue
		Quarter ended
		31 Mar	31 Dec	31 Mar	Variance
		2021	2020	2020	1Q21 vs. 1Q20
	Footnotes	$m	$m	$m	$m	%
Central Treasury	1	(28)	(12)	265	(293)	(111)
Legacy portfolios		9	3	(93)	102	110
Other	2	(25)	(143)	15	(40)	>(200)
Net operating income	3	(44)	(152)	187	(231)	(124)
RoTE excluding significant items and UK bank levy (annualised) (%)		7.4		4.8
1    Central Treasury includes valuation differences on issued long-term debt and associated swaps (1Q21: losses of $28m; 4Q20: losses of $12m; 1Q20: gains of $259m).
2    Revenue from Markets Treasury, HSBC Holdings net interest expense and Argentina hyperinflation are allocated out to the global businesses, to align them better with their revenue and expense. The total Markets Treasury revenue component of this allocation for 1Q21 was $805m (4Q20: $609m; 1Q20: $781m).
3    ‘Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).
1Q21 compared with 1Q20
Adjusted profit before tax of $0.7bn was $0.1bn lower than in 1Q20 due to a fall in adjusted revenue and higher adjusted operating expenses, partly offset by higher income from the share of profit from associates and joint ventures.
Adjusted revenue decreased by $0.2bn, mainly in Central Treasury, from a net adverse fair value movement of $287m relating to the economic hedging of interest rate and exchange rate risk on our long-term debt with associated swaps. This was partly offset by higher revenue from our legacy portfolios, as 1Q20 included valuation losses as a result of the Covid-19 outbreak.
Adjusted operating expenses, which are stated after recovery of costs from our global businesses, increased by $0.3bn due to a higher performance-related pay accrual.
Adjusted share of profit from associates and joint ventures of $0.9bn increased by $0.4bn. This reflected increases in Asia of $0.2bn, as our share of profit from BoCom grew, and in Europe of $0.2bn, mainly from a UK associate reflecting a recovery in asset valuations relative to 1Q20.
Group
1Q21 compared with 4Q20 – reported results

Movement in reported profit before tax compared with 4Q20
	Quarter ended
	31 Mar	31 Dec	Variance
	2021	2020	1Q21 vs. 4Q20
	$m	$m	$m	%
Revenue	12,986	11,757	1,229	10
ECL	435	(1,174)	1,609	137
Operating expenses	(8,527)	(9,864)	1,337	14
Share of profit from associates and JVs	885	666	219	33
Profit before tax	5,779	1,385	4,394	>200
Tax expense	(1,211)	(450)	(761)	(169)
Profit after tax	4,568	935	3,633	>200
Reported profit
Reported profit after tax of $4.6bn was $3.6bn higher than in 4Q20.
Reported profit before tax of $5.8bn was $4.4bn higher than in 4Q20, driven by lower reported ECL, primarily as 1Q21 included a net release of ECL allowances due to an improvement in the economic outlook, compared with a net ECL charge in 4Q20. In addition, reported operating expenses were lower, primarily as 4Q20 included the UK bank levy, and reported revenue increased.
Results in 1Q21 included an adverse movement of certain volatile items, notably favourable movements in market impacts in life insurance manufacturing in WPB of $76m (4Q20: $298m favourable) and favourable credit and funding valuation adjustments in GBM of $33m (4Q20: $70m favourable). Results also included adverse movements on our long-term debt and associated swaps in Corporate Centre of $28m (4Q20: $12m adverse).
Reported profit before tax included a favourable movement of $0.2bn in significant items, mainly due to lower restructuring and other related costs partly offset by adverse fair value movements on financial instruments.
Reported revenue
Reported revenue of $13.0bn was $1.2bn or 10% higher than in 4Q20, primarily reflecting increases in GBM and WPB.
In GBM, growth was driven by MSS, reflecting a seasonal increase in client activity relative to 4Q20, while in WPB, the increase was mainly due to higher investment distribution revenue.
The change in reported revenue also included net adverse movements in significant items of $0.2bn, driven by a net adverse fair value movement on financial instruments of $0.2bn. Foreign currency translation differences resulted in a favourable effect on the movement of reported revenue of $0.2bn.
Reported ECL
Reported ECL were a net release of $0.4bn in 1Q21, compared with a charge of $1.2bn in 4Q20. The release in 1Q21 reflected an improvement in the economic outlook, notably in the UK. There were also lower stage 3 charges in 1Q21 compared with 4Q20.

12	HSBC Holdings plc Earnings Release 1Q21

Reported operating expenses
Reported operating expenses of $8.5bn were $1.3bn or 14% lower than in 4Q20, primarily due to the UK bank levy charge of $0.8bn recorded in 4Q20 and a net favourable movement of $0.5bn in significant items. These were driven by a reduction of $0.5bn in restructuring and other related costs.
This reduction was partly offset by adverse foreign currency translation differences of $0.2bn.
Reported share of profit from associates and JVs
Reported share of profit from associates and joint ventures of $0.9bn increased by $0.2bn or 33%, primarily reflecting profit growth from BoCom.
Group
1Q21 compared with 4Q20 – adjusted results

Movement in adjusted profit before tax compared with 4Q20
	Quarter ended
	31 Mar	31 Dec	Variance
	2021	2020	1Q21 vs. 4Q20
	$m	$m	$m	%
Revenue	13,273	12,025	1,248	10
ECL	435	(1,201)	1,636	136
Operating expenses	(8,203)	(9,255)	1,052	11
Share of profit from associates and JVs	885	679	206	30
Profit before tax	6,390	2,248	4,142	184
Adjusted profit
Adjusted profit before tax of $6.4bn was $4.1bn higher than in 4Q20, driven by lower ECL, primarily as 1Q21 included a net release of ECL allowances due to an improvement in the forward economic outlook, compared with a net ECL charge in 4Q20. In addition, adjusted operating expenses were lower as 4Q20 included the UK bank levy, while adjusted revenue increased.
Adjusted revenue
Adjusted revenue of $13.3bn was $1.2bn or 10% higher than in 4Q20, reflecting increases in GBM (up $0.7bn) and WPB (up $0.3bn).
In GBM, the revenue increase was driven by MSS, reflecting a seasonal increase in client activity and higher volatility. In Banking, performance was broadly unchanged as an increase in Capital Markets and Advisory fees and a favourable movement on portfolio hedges after a tightening of credit spreads in 4Q20 were offset by lower net interest income in Credit and Lending as balances fell.
In WPB, the increase reflected seasonally higher investment distribution revenue compared with 4Q20 and higher investment revenue in Global Private Banking, partly offset by a reduction in life insurance manufacturing, as a net adverse movement in market impacts of $0.2bn was in part mitigated by a rise in the value of new business.
These increases were in part offset by the continued impact of lower interest rates in many of the key markets in which we operate, which had an adverse impact on net interest income in Personal Banking within WPB, and in GLCM within CMB and GBM.
Adjusted ECL
Adjusted ECL were a net release of $0.4bn in 1Q21, compared with a charge of $1.2bn in 4Q20. The release in 1Q21 reflected an improvement in the economic outlook, notably in the UK. There were also lower stage 3 charges in 1Q21 compared with 4Q20.
Adjusted operating expenses
Adjusted operating expenses of $8.2bn were $1.1bn or 11% lower, primarily as 4Q20 included the UK bank levy charge of $0.8bn.
The decrease also reflected the continued impact of our cost reduction programme of $0.1bn, a non-recurrence of commercial real estate impairment charges of $0.2bn and a $0.1bn reduction in marketing and travel costs. These decreases were partly offset by an increase of $0.2bn in investments in technology to enhance our digital and automation capabilities to improve how we serve our customers.
Adjusted share of profit from associates and JVs
Adjusted share of profit from associates and joint ventures of $0.9bn increased by $0.2bn or 30% compared with 4Q20, primarily reflecting profit growth from BoCom.
Balance sheet – 31 March 2021 compared with 31 December 2020
At 31 March 2021, our total assets of $3.0tn were $26bn lower on a reported basis and included adverse effects of foreign currency translation differences of $11bn. On a constant currency basis, our total assets were $14bn lower.
The decrease in total assets on a constant currency basis reflected lower derivative asset balances due to adverse revaluation movements on interest rate contracts. In addition, there were decreases in reverse repurchase agreements and financial investments as we redeployed our commercial surplus into cash, which increased by $83bn. Other assets also increased due to the seasonal reduction in settlement accounts at 31 December 2020, as clients settled trades prior to the year end.
Reported loans and advances to customers as a percentage of customer accounts was 63.0%, which was broadly unchanged compared with 31 December 2020.
Loans and advances to customers
Reported loans and advances to customers of $1.0tn were $2bn higher, which included adverse effects of foreign currency translation differences of $4bn. On a constant currency basis, customer lending balances were $6bn higher.
Customer lending increased in WPB by $6bn to $474bn, reflecting higher mortgage balances, notably in the UK (up $2bn), Canada (up $1bn) and Hong Kong (up $1bn) as activity in housing markets globally continued to increase. There was also an increase in term lending

HSBC Holdings plc Earnings Release 1Q21	13

Earnings Release – 1Q21
in Hong Kong (up $3bn), driven by higher secured lending and as customers borrowed to fund investments in initial public offerings. In CMB, customer lending of $344bn was $2bn higher, reflecting growth in trade and term balances in Asia, partly offset by a reduction of term balances in the UK. In GBM, customer lending of $221bn fell by $2bn, as customers repaid their credit facilities, primarily in the UK.
Customer accounts
Customer accounts of $1.7tn increased by $7bn on a reported basis, including adverse foreign currency translation differences of $5bn. On a constant currency basis, customer accounts were $12bn higher, with growth across all of our global businesses. The increase was primarily in WPB in the UK, as Covid-19 restrictions continued to result in lower consumer spending and higher deposit and savings balances.
There continued to be a movement of funds from term accounts to call accounts as customers showed a preference for liquidity while interest rates are low.
Risk-weighted assets – 31 March 2021 compared with 31 December 2020
Risk-weighted assets (‘RWAs’) totalled $846.8bn at 31 March 2021, a $10.7bn decrease compared with 31 December 2020. Excluding foreign currency translation differences, RWAs decreased by $6.0bn, reflecting the following movements:
•a $3.6bn reduction in RWAs due to updates to methodology and models. Risk parameter refinements in GBM and CMB drove a $2.2bn decrease due to changes in methodology and policy. A recently implemented model under market risk was the main factor behind a $1.4bn reduction from model updates; and
•a $3.0bn fall in RWAs due to changes in asset quality. This was primarily driven by favourable portfolio mix changes across the global businesses, most significantly in North America.
The RWA impacts of asset size movements largely offset each other across the global businesses. A reduction in GBM credit risk RWAs of $2.8bn was largely due to management initiatives, and a $2.9bn fall in market risk RWAs followed emerging market bond portfolio actions and a fall in foreign exchange risk. These reductions were partly offset in the other global businesses by lending growth in Asia, and a rise in sovereign and money market exposures.
Net interest margin

		Quarter ended
		31 Mar	31 Dec	31 Mar
		2021	2020	2020
	Footnotes	$m	$m	$m
Net interest income		6,514	6,619	7,612
Average interest-earning assets		2,178,918	2,159,003	1,991,702
		%	%	%
Gross interest yield	1	1.67	1.71	2.55
Less: gross interest payable	1	(0.56)	(0.60)	(1.19)
Net interest spread	2	1.11	1.11	1.36
Net interest margin	3	1.21	1.22	1.54
1    Gross interest yield is the average annualised interest rate earned on average interest-earning assets (‘AIEA’). Gross interest payable is the average annualised interest cost as a percentage of average interest-bearing liabilities.
2    Net interest spread is the difference between the average annualised interest rate earned on AIEA, net of amortised premiums and loan fees, and the average annualised interest rate payable on average interest-bearing funds.
3    Net interest margin is net interest income expressed as an annualised percentage of AIEA.
Net interest margin ('NIM') of 1.21% was 33 basis points (‘bps’) lower compared with 1Q20, as the market interest rates-driven reduction in the yield on AIEA of 88bps was partly offset by the fall in funding cost of average interest-bearing liabilities of 63bps. Excluding the impact of foreign currency translation differences, NIM fell by 31bps.
NIM was down 1bp compared with the previous quarter, predominantly driven by increased balances in low-yielding short-term funds and loans to banks, as well as further market interest rate reductions predominantly in Asia.
Notes
•    Income statement comparisons, unless stated otherwise, are between the quarter ended 31 March 2021 and the quarter ended
31 March 2020. Balance sheet comparisons, unless otherwise stated, are between balances at 31 March 2021 and the corresponding balances at 31 December 2020.
•    The financial information on which this Earnings Release is based, and the data set out in the appendix to this statement, are unaudited and have been prepared in accordance with our significant accounting policies as described on pages 288 to 299 of our Annual Report and Accounts 2020.
•On 23 February 2021, the Directors approved an interim dividend for 2020 of $0.15 per ordinary share. The interim dividend will be payable on 29 April 2021 in cash in US dollars, or in sterling or Hong Kong dollars at exchange rates determined on 19 April 2021.
•As previously disclosed on 23 February 2021 in the Annual Report and Accounts 2020, in December 2020, the PRA announced that it intends to transition back to its standard approach to capital setting and shareholder distributions through 2021. In the meantime, for 2021 dividends the PRA is content for appropriately prudent dividends to be accrued but not paid out. The PRA aims to provide a further update ahead of the 2021 half-year results of large UK banks. The Group will not pay quarterly dividends during 2021 but will consider whether to announce an interim dividend at the 2021 half-year results in August. The Group will review whether to revert to paying quarterly dividends at or ahead of its 2021 results announcement in February 2022.

Cautionary statement regarding forward-looking statements
This Earnings Release 1Q21 contains certain forward-looking statements with respect to HSBC’s financial condition; results of operations and business, including the strategic priorities; financial, investment and capital targets; and ESG targets/commitments described herein.

14	HSBC Holdings plc Earnings Release 1Q21

Statements that are not historical facts, including statements about HSBC’s beliefs and expectations, are forward-looking statements. Words such as ‘will’, ‘should’, ‘expects’, ‘targets’, ‘anticipates’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘potential’ and ‘reasonably possible’, variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, information, data, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. HSBC makes no commitment to revise or update any forward-looking statements to reflect events or circumstances occurring or existing after the date of any forward-looking statements.
Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by HSBC’s Directors, officers or employees to third parties, including financial analysts.
Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These include, but are not limited to:
•changes in general economic conditions in the markets in which we operate, such as continuing or deepening recessions and fluctuations in employment and creditworthy customers beyond those factored into consensus forecasts (including, without limitation, as a result of the Covid-19 pandemic); the Covid-19 pandemic, which is expected to continue to have adverse impacts on our income due to lower lending and transaction volumes, lower wealth and insurance manufacturing revenue, and lower or negative interest rates in markets where we operate, as well as, more generally, the potential for material adverse impacts on our financial condition, results of operations, prospects, liquidity, capital position and credit ratings; deviations from the market and economic assumptions that form the basis for our ECL measurements (including, without limitation, as a result of the Covid-19 pandemic or the UK's exit from the EU); potential changes in dividend policy; changes in foreign exchange rates and interest rates, including the accounting impact resulting from financial reporting in respect of hyperinflationary economies; volatility in equity markets; lack of liquidity in wholesale funding or capital markets, which may affect our ability to meet our obligations under financing facilities or to fund new loans, investments and businesses; geopolitical tensions or diplomatic developments producing social instability or legal uncertainty, such as the unrest in Hong Kong, the continuing US-China tensions and the emerging challenges in UK-China relations, which in turn may affect demand for our products and services and could result in (among other things) regulatory, reputational and market risks for HSBC; the efficacy of government, customer, and HSBC's actions in managing and mitigating climate change and in supporting the global transition to net zero carbon emissions, which may cause both idiosyncratic and systemic risks resulting in potential financial and non-financial impacts; illiquidity and downward price pressure in national real estate markets; adverse changes in central banks’ policies with respect to the provision of liquidity support to financial markets; heightened market concerns over sovereign creditworthiness in over-indebted countries; adverse changes in the funding status of public or private defined benefit pensions; societal shifts in customer financing and investment needs, including consumer perception as to the continuing availability of credit; exposure to counterparty risk, including third parties using us as a conduit for illegal activities without our knowledge; the expected discontinuation of certain key Ibors and the development of near risk-free benchmark rates, which may result in (among other things) regulatory compliance, legal, conduct, financial, resilience and operational risks for HSBC; and price competition in the market segments we serve;
•changes in government policy and regulation, including the monetary, interest rate and other policies of central banks and other regulatory authorities in the principal markets in which we operate and the consequences thereof (including, without limitation, actions taken as a result of the Covid-19 pandemic); initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks, which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix; imposition of levies or taxes designed to change business mix and risk appetite; changes to tax law and tax rates; the practices, pricing or responsibilities of financial institutions serving their consumer markets; expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; the UK’s exit from the EU, which may result in a prolonged period of uncertainty, unstable economic conditions and market volatility, including currency fluctuations; the imposition of a number of sanctions and trade restrictions by China and the US, including the US Hong Kong Autonomy Act, which continues to cause tensions between China and the US; general changes in government policy that may significantly influence investor decisions; the costs, effects and outcomes of regulatory reviews, actions or litigation, including any additional compliance requirements; and the effects of competition in the markets where we operate including increased competition from non-bank financial services companies; and
•factors specific to HSBC, including our success in adequately identifying the risks we face, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques); our ability to achieve our financial, investment, capital and ESG targets/commitments that we set or adhere to, which may result in our failure to achieve any of the expected benefits of our strategic priorities; model limitations or failure, including, without limitation, the impact that the consequences of the Covid-19 pandemic have had on the performance and usage of financial models, which may require us to hold additional capital, incur losses and/or use compensating controls, including management judgemental adjustments based on the expert judgement of senior credit risk managers to address model limitations; changes to the judgements, estimates and assumptions we base our financial statements on; changes in our ability to meet the requirements of regulatory stress tests; a reduction in the credit ratings assigned to us or any of our subsidiaries, which could increase the cost or decrease the availability of our funding and affect our liquidity position and net interest margin; changes to the reliability and security of our data management, data privacy, information and technology infrastructure, including threats from cyber-attacks, which may impact our ability to service clients and may result in financial loss, business disruption and/or loss of customer services and data; changes in insurance customer behaviour and insurance claim rates; our dependence on loan payments and dividends from subsidiaries to meet our obligations; changes in accounting standards, which may have a material impact on the way we prepare our financial statements; changes in our ability to manage third-party, fraud and reputational risks inherent in our operations; employee misconduct, which may result in regulatory sanctions and/or reputational or financial harm; changes in skill requirements, ways of working and talent shortages, which may affect our ability to recruit and retain senior management and diverse and skilled personnel; and changes in our ability to develop sustainable finance products and our capacity to measure the climate impact from our financing activity, which may affect our ability to achieve our climate ambition. Effective risk management depends on, among other things, our ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models it uses; and our success in addressing operational, legal and regulatory, and litigation challenges; and other risks and uncertainties we identify in ‘Top and emerging risks’ on pages 110 to 115 of the Annual Report and Accounts 2020.

HSBC Holdings plc Earnings Release 1Q21	15

Earnings Release – 1Q21

Summary consolidated income statement

	Quarter ended
	31 Mar	31 Dec	31 Mar
	2021	2020	2020
	$m	$m	$m
Net interest income	6,514	6,619	7,612
Net fee income	3,463	2,967	3,123
Net income from financial instruments held for trading or managed on a fair value basis	2,409	1,814	3,364
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	1,164	2,335	(3,580)
Changes in fair value of designated debt and related derivatives[1]	(113)	(47)	246
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	257	196	(373)
Gains less losses from financial investments	307	54	312
Net insurance premium income	2,877	2,295	2,910
Other operating income/(expense)	(73)	(278)	404
Total operating income	16,805	15,955	14,018
Net insurance claims and benefits paid and movement in liabilities to policyholders	(3,819)	(4,198)	(332)
Net operating income before change in expected credit losses and other credit impairment charges[2]	12,986	11,757	13,686
Change in expected credit losses and other credit impairment charges	435	(1,174)	(3,026)
Net operating income	13,421	10,583	10,660
Total operating expenses	(8,527)	(9,864)	(7,852)
Operating profit	4,894	719	2,808
Share of profit in associates and joint ventures	885	666	421
Profit before tax	5,779	1,385	3,229
Tax expense	(1,211)	(450)	(721)
Profit after tax	4,568	935	2,508
Attributable to:
– ordinary shareholders of the parent company	3,880	562	1,785
– preference shareholders of the parent company	7	23	22
– other equity holders	454	175	441
– non-controlling interests	227	175	260
Profit after tax	4,568	935	2,508
	$	$	$
Basic earnings per share	0.19	0.03	0.09
Diluted earnings per share	0.19	0.03	0.09
Dividend per ordinary share (paid in the period)	—	—	—
	%	%	%
Return on average ordinary shareholders’ equity (annualised)	9.0	1.3	4.4
Return on average tangible equity (annualised)	10.2	1.9	4.2
Cost efficiency ratio	65.7	83.9	57.4
1    The debt instruments, issued for funding purposes, are designated under the fair value option to reduce an accounting mismatch.
2    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

16	HSBC Holdings plc Earnings Release 1Q21

Summary consolidated balance sheet

	At
	31 Mar	31 Dec
	2021	2020
	$m	$m
Assets
Cash and balances at central banks	384,448	304,481
Trading assets	249,031	231,990
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	46,829	45,553
Derivatives	241,048	307,726
Loans and advances to banks	83,873	81,616
Loans and advances to customers[1]	1,040,207	1,037,987
Reverse repurchase agreements – non-trading	190,260	230,628
Financial investments	451,207	490,693
Other assets	271,726	253,490
Total assets	2,958,629	2,984,164
Liabilities and equity
Liabilities
Deposits by banks	86,743	82,080
Customer accounts	1,650,019	1,642,780
Repurchase agreements – non-trading	107,896	111,901
Trading liabilities	85,755	75,266
Financial liabilities designated at fair value	151,673	157,439
Derivatives	229,599	303,001
Debt securities in issue	96,039	95,492
Liabilities under insurance contracts	107,910	107,191
Other liabilities	235,279	204,019
Total liabilities	2,750,913	2,779,169
Equity
Total shareholders’ equity	199,210	196,443
Non-controlling interests	8,506	8,552
Total equity	207,716	204,995
Total liabilities and equity	2,958,629	2,984,164
1    Net of impairment allowances.

Credit risk
Summary of credit risk
At 31 March 2021, gross loans and advances to customers and banks of $1,138bn increased by $3.6bn, compared with
31 December 2020. This included adverse foreign exchange movements of $4.6bn.
Excluding foreign exchange movements, growth was driven by a $5.3bn increase in personal loans and advances to customers and a $3.2bn increase in loans and advances to banks. Wholesale loans and advances to customers decreased by $0.3bn.
The increase in personal loans and advances to customers was driven by mortgage growth of $3.9bn, mainly in the UK (up $2.0bn), Canada (up $0.8bn) and Hong Kong (up $0.7bn). Personal loans and overdrafts increased by $3.1bn, mainly in Hong Kong (up $3.5bn). This was partly offset by a decrease of $1.7bn in credit cards, mainly in the UK (down $0.8bn) and Hong Kong (down $0.4bn).
During the first three months of 2021, the Group experienced a release in allowances for ECL, which was driven by improving economic forecasts. Excluding foreign exchange movements, the allowance for ECL in relation to loans and advances to customers decreased by $0.8bn from 31 December 2020. This was attributable to:
•a $0.5bn decrease in wholesale loans and advances to customers, of which $0.4bn was driven by stages 1 and 2; and
•a $0.3bn decrease in personal loans and advances to customers, of which $0.3bn was driven by stages 1 and 2.
At 31 March 2021, the allowance for ECL of $14.6bn decreased by $1.1bn compared with 31 December 2020, including favourable foreign exchange movements of $0.1bn. The $14.6bn allowance comprised $13.8bn in respect of assets held at amortised cost, $0.7bn in respect of loan commitments and financial guarantees, and $0.1bn in respect of debt instruments measured at fair value through other comprehensive income (‘FVOCI’).
Stage 3 balances at 31 March 2021 remained broadly stable compared with 31 December 2020.
The ECL release for the first three months of 2021 was $435m, inclusive of recoveries. This comprised: $383m in respect of wholesale lending, of which the stage 3 and purchased or originated credit impaired ('POCI') charge was $180m; $36m in respect of personal lending, of which the stage 3 charge was $117m; and $16m in respect of other financial assets measured at amortised cost and debt instruments measured at FVOCI. There remains a high degree of uncertainty in relation to ECL as countries emerge from the Covid-19 pandemic at different speeds and as government support measures unwind.

HSBC Holdings plc Earnings Release 1Q21	17

Earnings Release – 1Q21

Summary of financial instruments to which the impairment requirements in IFRS 9 are applied
		At 31 Mar 2021		At 31 Dec 2020
		Gross carrying/nominal amount	Allowance for ECL[1]	Gross carrying/nominal amount	Allowance for ECL[1]
	Footnotes	$m	$m	$m	$m
Loans and advances to customers at amortised cost		1,053,790	(13,583)	1,052,477	(14,490)
– personal		465,440	(4,359)	460,809	(4,731)
– corporate and commercial		523,933	(9,014)	527,088	(9,494)
– non-bank financial institutions		64,417	(210)	64,580	(265)
Loans and advances to banks at amortised cost		83,903	(30)	81,658	(42)
Other financial assets measured at amortised cost		835,330	(179)	772,408	(175)
– cash and balances at central banks		384,454	(6)	304,486	(5)
– items in the course of collection from other banks		5,162	—	4,094	—
– Hong Kong Government certificates of indebtedness		41,020	—	40,420	—
– reverse repurchase agreements – non-trading		190,260	—	230,628	—
– financial investments		90,347	(89)	88,719	(80)
– prepayments, accrued income and other assets	2	124,087	(84)	104,061	(90)
Total gross carrying amount on-balance sheet		1,973,023	(13,792)	1,906,543	(14,707)
Loans and other credit-related commitments		667,066	(578)	659,783	(734)
– personal		235,631	(29)	236,170	(40)
– corporate and commercial		293,574	(520)	299,802	(650)
– financial		137,861	(29)	123,811	(44)
Financial guarantees		26,843	(87)	18,384	(125)
– personal		894	(1)	900	(1)
– corporate and commercial		20,900	(78)	12,946	(114)
– financial		5,049	(8)	4,538	(10)
Total nominal amount off-balance sheet	3	693,909	(665)	678,167	(859)
		2,666,932	(14,457)	2,584,710	(15,566)

		Fair value	Memorandum allowance for ECL[4]	Fair value	Memorandum allowance for ECL[4]
		$m	$m	$m	$m
Debt instruments measured at fair value through other comprehensive income (‘FVOCI’)		358,643	(118)	399,717	(141)
1    The total ECL is recognised in the loss allowance for the financial asset unless the total ECL exceeds the gross carrying amount of the financial asset, in which case the ECL is recognised as a provision.
2    Includes only those financial instruments that are subject to the impairment requirements of IFRS 9. ‘Prepayments, accrued income and other assets’ as presented within the summary consolidated balance sheet on page 17 includes both financial and non-financial assets.
3    Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
4    Debt instruments measured at FVOCI continue to be measured at fair value with the allowance for ECL as a memorandum item. Change in ECL is recognised in ‘Change in expected credit losses and other credit impairment charges’ in the income statement.

18	HSBC Holdings plc Earnings Release 1Q21

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 31 March 2021
	Gross carrying/nominal amount[1]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%	%
Loans and advances to customers at amortised cost	875,622	158,654	19,248	266	1,053,790	(1,659)	(4,494)	(7,343)	(87)	(13,583)	0.2	2.8	38.1	32.7	1.3
– personal	436,056	23,455	5,929	—	465,440	(688)	(2,184)	(1,487)	—	(4,359)	0.2	9.3	25.1	—	0.9
– corporate and commercial	381,031	129,852	12,785	265	523,933	(931)	(2,251)	(5,746)	(86)	(9,014)	0.2	1.7	44.9	32.5	1.7
– non-bank financial institutions	58,535	5,347	534	1	64,417	(40)	(59)	(110)	(1)	(210)	0.1	1.1	20.6	100.0	0.3
Loans and advances to banks at amortised cost	82,645	1,258	—	—	83,903	(24)	(6)	—	—	(30)	—	0.5	—	—	—
Other financial assets measured at amortised cost	830,993	4,137	158	42	835,330	(81)	(48)	(41)	(9)	(179)	—	1.2	25.9	21.4	—
Loan and other credit-related commitments	615,857	50,279	929	1	667,066	(221)	(282)	(75)	—	(578)	—	0.6	8.1	—	0.1
– personal	233,453	2,043	135	—	235,631	(27)	(1)	(1)	—	(29)	—	—	0.7	—	—
– corporate and commercial	248,982	43,853	738	1	293,574	(185)	(268)	(67)	—	(520)	0.1	0.6	9.1	—	0.2
– financial	133,422	4,383	56	—	137,861	(9)	(13)	(7)	—	(29)	—	0.3	12.5	—	—
Financial guarantees	22,701	3,881	260	1	26,843	(22)	(43)	(22)	—	(87)	0.1	1.1	8.5	—	0.3
– personal	865	28	1	—	894	—	(1)	—	—	(1)	—	3.6	—	—	0.1
– corporate and commercial	17,639	3,016	244	1	20,900	(19)	(38)	(21)	—	(78)	0.1	1.3	8.6	—	0.4
– financial	4,197	837	15	—	5,049	(3)	(4)	(1)	—	(8)	0.1	0.5	6.7	—	0.2
At 31 Mar 2021	2,427,818	218,209	20,595	310	2,666,932	(2,007)	(4,873)	(7,481)	(96)	(14,457)	0.1	2.2	36.3	31.0	0.5

Stage 2 days past due analysis at 31 March 2021
	Gross carrying/nominal amount[1]				Allowance for ECL				ECL coverage %
	Stage 2	Up-to-date	1 to 29 DPD[3,4]	30 and > DPD[3,4]	Stage 2	Up-to-date	1 to 29 DPD[3,4]	30 and > DPD[3,4]	Stage 2	Up-to-date	1 to 29 DPD[3,4]	30 and > DPD[3,4]
	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%
Loans and advances to customers at amortised cost	158,654	155,314	1,834	1,506	(4,494)	(3,984)	(226)	(284)	2.8	2.6	12.3	18.9
– personal	23,455	21,027	1,282	1,146	(2,184)	(1,751)	(181)	(252)	9.3	8.3	14.1	22.0
– corporate and commercial	129,852	128,945	551	356	(2,251)	(2,174)	(45)	(32)	1.7	1.7	8.2	9.0
– non-bank financial institutions	5,347	5,342	1	4	(59)	(59)	—	—	1.1	1.1	—	—
Loans and advances to banks at amortised cost	1,258	1,258	—	—	(6)	(6)	—	—	0.5	0.5	—	—
Other financial assets measured at amortised cost	4,137	4,129	4	4	(48)	(48)	—	—	1.2	1.2	—	—
1    Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
2    Purchased or originated credit-impaired ('POCI').
3    Days past due ('DPD').
4    The days past due amounts presented above are on a contractual basis and include the benefit of any customer relief payment holidays granted.

HSBC Holdings plc Earnings Release 1Q21	19

Earnings Release – 1Q21

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage by industry sector at 31 December 2020
	Gross carrying/nominal amount[1]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%	%
Loans and advances to customers at amortised cost	869,920	163,185	19,095	277	1,052,477	(1,974)	(4,965)	(7,439)	(112)	(14,490)	0.2	3.0	39.0	40.4	1.4
– personal	430,134	25,064	5,611	—	460,809	(827)	(2,402)	(1,502)	—	(4,731)	0.2	9.6	26.8	—	1.0
– corporate and commercial	387,563	126,287	12,961	277	527,088	(1,101)	(2,444)	(5,837)	(112)	(9,494)	0.3	1.9	45.0	40.4	1.8
– non-bank financial institutions	52,223	11,834	523	—	64,580	(46)	(119)	(100)	—	(265)	0.1	1.0	19.1	—	0.4
Loans and advances to banks at amortised cost	79,654	2,004	—	—	81,658	(33)	(9)	—	—	(42)	—	0.4	—	—	0.1
Other financial assets measured at amortised cost	768,216	3,975	177	40	772,408	(80)	(44)	(42)	(9)	(175)	—	1.1	23.7	22.5	—
Loan and other credit-related commitments	604,485	54,217	1,080	1	659,783	(290)	(365)	(78)	(1)	(734)	—	0.7	7.2	100.0	0.1
– personal	234,337	1,681	152	—	236,170	(39)	(1)	—	—	(40)	—	0.1	—	—	—
– corporate and commercial	253,062	45,851	888	1	299,802	(236)	(338)	(75)	(1)	(650)	0.1	0.7	8.4	100.0	0.2
– financial	117,086	6,685	40	—	123,811	(15)	(26)	(3)	—	(44)	—	0.4	7.5	—	—
Financial guarantees	14,090	4,024	269	1	18,384	(37)	(62)	(26)	—	(125)	0.3	1.5	9.7	—	0.7
– personal	872	26	2	—	900	—	(1)	—	—	(1)	—	3.8	—	—	0.1
– corporate and commercial	9,536	3,157	252	1	12,946	(35)	(54)	(25)	—	(114)	0.4	1.7	9.9	—	0.9
– financial	3,682	841	15	—	4,538	(2)	(7)	(1)	—	(10)	0.1	0.8	6.7	—	0.2
At 31 Dec 2020	2,336,365	227,405	20,621	319	2,584,710	(2,414)	(5,445)	(7,585)	(122)	(15,566)	0.1	2.4	36.8	38.2	0.6

Stage 2 days past due analysis at 31 December 2020
	Gross carrying/nominal amount[1]				Allowance for ECL				ECL coverage %
	Stage 2	Up-to-date	1 to 29 DPD[3,4]	30 and > DPD[3,4]	Stage 2	Up-to-date	1 to 29 DPD[3,4]	30 and > DPD[3,4]	Stage 2	Up-to-date	1 to 29 DPD[3,4]	30 and > DPD[3,4]
	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%
Loans and advances to customers at amortised cost	163,185	159,367	2,052	1,766	(4,965)	(4,358)	(275)	(332)	3.0	2.7	13.4	18.8
– personal	25,064	22,250	1,554	1,260	(2,402)	(1,895)	(227)	(280)	9.6	8.5	14.6	22.2
– corporate and commercial	126,287	125,301	489	497	(2,444)	(2,344)	(48)	(52)	1.9	1.9	9.8	10.5
– non-bank financial institutions	11,834	11,816	9	9	(119)	(119)	—	—	1.0	1.0	—	—
Loans and advances to banks at amortised cost	2,004	2,004	—	—	(9)	(9)	—	—	0.4	0.4	—	—
Other financial assets measured at amortised cost	3,975	3,963	3	9	(44)	(44)	—	—	1.1	1.1	—	—
1    Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
2    Purchased or originated credit-impaired ('POCI').
3    Days past due ('DPD').
4    The days past due amounts presented above are on a contractual basis and include the benefit of any customer relief payment holidays granted.
Measurement uncertainty and sensitivity analysis of ECL estimates
Methodology
Four economic scenarios have been used to capture the exceptional nature of the current economic environment and to articulate management’s view of the range of potential outcomes. Three of these scenarios are drawn from consensus forecasts and distributional estimates. The nature of the current economic environment has led management to choose an additional scenario to represent its view of severe downside risks. Scenarios produced to calculate ECL are aligned to HSBC’s top and emerging risks.
Description of economic scenarios
The economic assumptions presented in this section have been formed by HSBC, with reference to external forecasts specifically for the purpose of calculating ECL.
The world economy is expected to return to growth in 2021 following an unprecedented contraction in 2020. Across our key markets, those that put in place significant domestic restrictions have either begun to – or are expected to be able to – relax restrictions as vaccinations progress while other countries will benefit from the global recovery in economic activity. Early data from vaccination programmes have been encouraging and these programmes are expected to be successful at significantly reducing hospitalisations and deaths across our key markets, enabling economies to re-open and some resumption of travel. Differences across markets in the speed and scale of economic recovery reflect timing differences in the progression of the Covid-19 outbreak, national level differences in restrictions imposed, the coverage achieved by vaccination programmes and the scale of support measures introduced by governments. The emergence of new variants that reduce the efficacy of vaccines remains a risk.
Economic forecasts are subject to a high degree of uncertainty in the current environment. While risks to the economic outlook are dominated by the progression and management of the pandemic and vaccine roll-out, geopolitical risks also present downside threats. These risks include: continued differences between the US and China over a range of issues, dampened business sentiment in Hong Kong and the evolution of the UK’s relationship with the EU.

20	HSBC Holdings plc Earnings Release 1Q21

Four global scenarios have been used for the purpose of calculating ECL at 31 March 2021. These are the consensus Central scenario, the consensus Upside scenario, the consensus Downside scenario and an additional Downside scenario.
The scenarios used are:
•The consensus Central scenario: This scenario features recovery in economic activity in 2021, supported by a successful roll-out of vaccination programmes across several of our major markets. Government support programmes will continue to assist labour markets, households and firms, while economic activity and unemployment recover back to their pre-Covid-19 levels.
•The consensus Upside scenario: This scenario features a faster recovery in economic activity in the near term, compared with the Central scenario, with GDP growth returning to pre-Covid-19 levels in 2021 in Hong Kong, mainland China, the UK and the US.
•The consensus Downside scenario: This scenario features a considerably weaker recovery in economic activity compared with the Central scenario. In this scenario, growth remains weak, unemployment rates stay elevated and equity markets and house prices contract.
•The additional Downside scenario: This scenario reflects management’s view of tail risks and features a second severe and prolonged recession.
Both the consensus Downside and the additional Downside scenarios are global in nature, and while they differ in severity, they assume that the key risks to HSBC, listed above, crystallise simultaneously.
The range of macroeconomic projections across the various scenarios is shown in the table below:

Macroeconomic projections in key markets
	Central scenario				Consensus Upside			Consensus Downside			Additional Downside
	Five-year average	2021	2022	2023	Five-year average	Best outcome		Five-year average	Worst outcome		Five-year average	Worst outcome
Hong Kong
GDP growth rate (%)	2.9	4.4	3.3	2.6	4.9	9.9	(1Q22)	0.9	(2.0)	(1Q22)	1.1	(9.1)	(1Q22)
Unemployment rate (%)	4.3	6.5	4.5	4.0	3.9	3.2	(4Q22)	5.0	7.9	(2Q21)	5.9	8.1	(2Q21)
House price growth (%)	2.7	(1.8)	2.3	5.2	4.1	7.6	(1Q22)	0.0	(8.3)	(1Q22)	(1.6)	(18.3)	(1Q22)
Mainland China
GDP growth rate (%)	5.0	8.4	5.4	5.3	7.0	10.2	(3Q22)	3.4	(2.3)	(4Q21)	3.2	(9.2)	(1Q22)
Unemployment rate (%)	3.9	3.9	3.9	4.0	3.8	3.5	(1Q22)	4.0	4.1	(1Q23)	5.2	5.8	(4Q22)
House price growth (%)	4.6	4.6	5.0	5.0	6.5	13.1	(1Q22)	3.6	0.0	(1Q22)	(1.5)	(21.2)	(1Q22)
UK
GDP growth rate (%)	3.7	4.5	5.3	2.2	5.2	19.2	(2Q21)	2.0	(0.1)	(1Q23)	2.7	(2.3)	(3Q21)
Unemployment rate (%)	5.3	6.1	5.8	5.3	4.8	4.2	(1Q23)	6.0	7.8	(4Q21)	8.0	9.1	(3Q22)
House price growth (%)	1.9	1.2	1.1	2.4	3.4	7.1	(4Q22)	(0.8)	(9.3)	(1Q22)	0.4	(14.9)	(1Q22)
US
GDP growth rate (%)	3.1	4.8	3.6	2.4	4.4	12.6	(2Q21)	2.0	1.0	(1Q23)	1.7	(4.7)	(2Q22)
Unemployment rate (%)	4.6	5.9	4.8	4.3	3.8	2.8	(1Q23)	5.3	7.2	(4Q21)	8.8	10.6	(1Q23)
House price growth (%)	4.6	5.1	5.6	4.3	5.2	8.1	(2Q22)	3.7	2.6	(2Q22)	2.2	(7.9)	(1Q22)
Note: The ‘worst’ or the ‘best’ outcome refers to the quarter that is either the trough or peak in the respective variable, in the first two years of the scenario.
Scenario weights are consistent with those applied at 31 December 2020 with the exception of the UK and US. The UK consensus Central scenario probability weighting has increased to 45% (31 December 2020: 40%) with a corresponding decrease in the consensus Downside scenario to 35% (31 December 2020: 40%). The US Central scenario probability weighting has increased to 70% (31 December 2020: 65%) with a corresponding decrease in the consensus Downside scenario to 20% (31 December 2020: 25%). Progress in vaccinating national populations, accompanied by a decline in recorded Covid-19 cases, led to management attaching greater probability to the Central scenario in both these markets.
Management judgemental adjustments
In the context of IFRS 9, management judgemental adjustments are typically short-term increases or decreases to the ECL at either a customer or portfolio level to account for late-breaking events, model deficiencies and other assessments applied during management review and challenge.
At 31 March 2021, management judgements were applied to reflect credit risk dynamics not captured by our models. The drivers of the management judgemental adjustments continue to evolve with the economic environment. We have internal governance in place to monitor management judgemental adjustments regularly and, where possible, to reduce the reliance on these through model recalibration or redevelopment, as appropriate.
Wider-ranging model changes will take time to develop and need observable loss data on which models can be developed. Models will be revisited over time once the longer-term impacts of the Covid-19 outbreak are observed. Therefore, we continue to anticipate significant management judgemental adjustments for the foreseeable future.
Management judgemental adjustments made in estimating the reported ECL at 31 March 2021 are set out in the following table. The table includes adjustments in relation to data and model limitations resulting from the pandemic, and as a result of the regular process of model development and implementation. It shows the adjustments applicable to the scenario-weighted ECL numbers.

HSBC Holdings plc Earnings Release 1Q21	21

Earnings Release – 1Q21

Management judgemental adjustments to ECL at 31 March 2021[1]
	Retail	Wholesale	Total
	$bn	$bn	$bn
Low-risk counterparties (banks, sovereigns and government entities)	0.1	(0.9)	(0.8)
Corporate lending adjustments		1.0	1.0
Retail lending probability of default adjustments	(0.1)		(0.1)
Retail model default suppression adjustment	0.8		0.8
Other retail lending adjustments	0.7		0.7
Total	1.5	—	1.5

Management judgemental adjustments to ECL at 31 December 2020[1]
	Retail	Wholesale	Total
	$bn	$bn	$bn
Low-risk counterparties (banks, sovereigns and government entities)	—	(0.7)	(0.7)
Corporate lending adjustments		0.5	0.5
Retail lending probability of default adjustments	(0.8)		(0.8)
Retail model default suppression adjustment	1.9		1.9
Other retail lending adjustments	0.4		0.4
Total	1.5	(0.2)	1.3
1    Management judgemental adjustments presented in the table reflect increases or (decreases) to ECL, respectively.
In the wholesale portfolio, management judgemental adjustments were an ECL increase of $30m (31 December 2020: $0.2bn decrease).
The adjustments relating to low-credit-risk exposures decreased ECL by $0.9bn at 31 March 2021 (31 December 2020: $0.7bn decrease). These were mainly to highly rated banks, sovereigns and US government-sponsored entities, where modelled credit factors did not fully reflect the underlying fundamentals of these entities or the effect of government support and economic programmes in the Covid-19 environment.
Adjustments to corporate exposures increased ECL by $1bn at 31 March 2021 (31 December 2020: $0.5bn increase). These principally reflected the outcome of management judgements for high-risk and vulnerable sectors in some of our key markets, supported by credit experts’ input, quantitative analyses and benchmarks. Considerations included potential default suppression in some sectors due to continued government intervention and late-breaking idiosyncratic developments. The increase in adjustment impact relative to
31 December 2020 was mostly driven by management judgements as a result of further improvement of macroeconomic scenarios and increased dislocation of modelled outcomes to management expectations for high-risk sectors.
In the retail portfolio, management judgemental adjustments were an ECL increase of $1.5bn at 31 March 2021 (31 December 2020: $1.5bn increase).
The retail model default suppression adjustment increased ECL by $0.8bn (31 December 2020: $1.9bn increase). This was applied in several economies as customer relief and government support programmes continue to suppress defaults. The level of adjustment decreased during the period given the improvement in macroeconomic forecasts. Retail models are reliant on the assumption that, as macroeconomic conditions deteriorate, defaults will crystallise. We will monitor the continuation of customer relief and government support programmes that have stabilised macroeconomic conditions and therefore suppressed retail model defaults.
The retail lending probability of default adjustments decreased ECL by $0.1bn (31 December 2020: $0.8bn decrease). These related to severe projections of macroeconomic variables that are outside the historical observations on which IFRS 9 models have been built and calibrated to operate. This has resulted in a lower adjustment during the period given the moderation of economic forecasts, which are now within the historical observations, primarily in the UK.
Other retail lending adjustments increased ECL by $0.7bn (31 December 2020: $0.4bn increase). These were applied to reflect credit experts' input, quantitative analyses and benchmarks on increased levels of risk for customers in high-risk segments, those who remain in or have recently exited customer support programmes and all other data and model adjustments.
Economic scenarios sensitivity analysis of ECL estimates
Management considered the sensitivity of the ECL outcome against the economic forecasts as part of the ECL governance process by recalculating the ECL under each scenario described above for selected portfolios, applying a 100% weighting to each scenario in turn. The weighting is reflected in both the determination of a significant increase in credit risk and the measurement of the resulting ECL.
The ECL calculated for the Upside and Downside scenarios should not be taken to represent the upper and lower limits of possible ECL outcomes. The impact of defaults that might occur in the future under different economic scenarios is captured by recalculating ECL for loans in stages 1 and 2 at the balance sheet date. The population of stage 3 loans (in default) at the balance sheet date is unchanged in these sensitivity calculations. Stage 3 ECL would only be sensitive to changes in forecasts of future economic conditions if the loss-given default of a particular portfolio was sensitive to these changes.
There is a particularly high degree of estimation uncertainty in numbers representing tail risk scenarios when assigned a 100% weighting.
For wholesale credit risk exposures, the sensitivity analysis excludes ECL for financial instruments related to defaulted obligors because the measurement of ECL is relatively more sensitive to credit factors specific to the obligor than future economic scenarios. Therefore, it is impracticable to separate the effect of macroeconomic factors in individual assessments.
For retail credit risk exposures, the sensitivity analysis includes ECL for loans and advances to customers related to defaulted obligors. This is because the retail ECL for secured mortgage portfolios, including loans in all stages, is sensitive to macroeconomic variables.

22	HSBC Holdings plc Earnings Release 1Q21

Group ECL sensitivity results
The ECL impact of the scenarios and judgemental management adjustments are highly sensitive to movements in economic forecasts, including the efficacy of government support measures. Based upon the sensitivity tables presented below, if the Group ECL balance (excluding wholesale stage 3, which is assessed individually) was estimated solely on the basis of the Central scenario, Upside scenario, Downside scenario or the additional Downside scenario at 31 March 2021, it would increase/(decrease) as presented in the below table.

	Retail[1,2]	Wholesale[3]
Total Group ECL at 31 March 2021	$bn	$bn
Reported ECL	4.1	4.0
Scenarios
100% consensus Central scenario	(0.4)	(0.8)
100% consensus Upside scenario	(0.8)	(1.6)
100% consensus Downside scenario	0.2	0.8
100% additional Downside scenario	1.1	4.8

	Retail[1,2]	Wholesale[3]
Total Group ECL at 31 December 2020	$bn	$bn
Reported ECL	4.5	4.5
Scenarios
100% consensus Central scenario	(0.3)	(0.9)
100% consensus Upside scenario	(1.0)	(2.0)
100% consensus Downside scenario	0.3	1.0
100% additional Downside scenario	1.3	5.9
1    ECL sensitivities exclude portfolios utilising less complex modelling approaches.
2    ECL sensitivity includes only on-balance sheet financial instruments to which IFRS 9 impairment requirements are applied.
3    Includes low credit-risk financial instruments, such as debt instruments at FVOCI, which have high carrying values but low ECL under all the scenarios.
At 31 March 2021, Group ECL sensitivity decreased across all scenarios compared with 31 December 2020, driven by the improvement of macroeconomic forecasts.
There still remains a significant degree of uncertainty in relation to the UK economic outlook. If a 100% weight were applied to the consensus Downside and additional Downside scenarios for the UK, respectively, it would result in an increase in ECL of $0.3bn and $1.4bn in the wholesale portfolio and $0.2bn and $0.6bn in the retail portfolio.
Personal lending

Total personal lending for loans and advances to customers by stage distribution
	Gross carrying amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
By portfolio
First lien residential mortgages	342,012	11,171	3,713	356,896	(105)	(184)	(446)	(735)
– of which: interest only (including offset)	29,291	2,521	322	32,134	(6)	(28)	(87)	(121)
affordability (including US adjustable rate mortgages)	13,603	1,851	655	16,109	(13)	(10)	(4)	(27)
Other personal lending	94,044	12,284	2,216	108,544	(583)	(2,000)	(1,041)	(3,624)
– other	76,323	6,924	1,559	84,806	(278)	(824)	(661)	(1,763)
– credit cards	15,781	5,126	600	21,507	(294)	(1,158)	(364)	(1,816)
– second lien residential mortgages	579	86	50	715	(4)	(9)	(10)	(23)
– motor vehicle finance	1,361	148	7	1,516	(7)	(9)	(6)	(22)
At 31 Mar 2021	436,056	23,455	5,929	465,440	(688)	(2,184)	(1,487)	(4,359)
By geography
Europe	202,553	9,600	2,450	214,603	(198)	(1,182)	(777)	(2,157)
– of which: UK	166,910	8,262	1,723	176,895	(173)	(1,149)	(508)	(1,830)
Asia	180,019	8,624	1,607	190,250	(178)	(420)	(281)	(879)
– of which: Hong Kong	121,375	5,469	231	127,075	(84)	(267)	(49)	(400)
MENA	4,864	375	241	5,480	(45)	(93)	(146)	(284)
North America	41,961	3,909	1,326	47,196	(91)	(183)	(135)	(409)
Latin America	6,659	947	305	7,911	(176)	(306)	(148)	(630)
At 31 Mar 2021	436,056	23,455	5,929	465,440	(688)	(2,184)	(1,487)	(4,359)

HSBC Holdings plc Earnings Release 1Q21	23

Earnings Release – 1Q21

Total personal lending for loans and advances to customers by stage distribution (continued)
	Gross carrying amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
By portfolio
First lien residential mortgages	336,666	12,233	3,383	352,282	(125)	(188)	(442)	(755)
– of which: interest only (including offset)	29,143	3,074	351	32,568	(9)	(19)	(88)	(116)
affordability (including US adjustable rate mortgages)	13,265	2,209	606	16,080	(11)	(11)	(5)	(27)
Other personal lending	93,468	12,831	2,228	108,527	(702)	(2,214)	(1,060)	(3,976)
– other	74,174	7,288	1,489	82,951	(305)	(914)	(665)	(1,884)
– credit cards	17,327	5,292	680	23,299	(386)	(1,281)	(380)	(2,047)
– second lien residential mortgages	593	100	51	744	(3)	(9)	(10)	(22)
– motor vehicle finance	1,374	151	8	1,533	(8)	(10)	(5)	(23)
At 31 Dec 2020	430,134	25,064	5,611	460,809	(827)	(2,402)	(1,502)	(4,731)
By geography
Europe	200,120	11,032	2,511	213,663	(247)	(1,271)	(826)	(2,344)
– of which: UK	163,338	9,476	1,721	174,535	(223)	(1,230)	(545)	(1,998)
Asia	178,175	7,969	1,169	187,313	(234)	(446)	(241)	(921)
– of which: Hong Kong	118,252	5,133	206	123,591	(102)	(237)	(48)	(387)
MENA	4,879	403	251	5,533	(54)	(112)	(152)	(318)
North America	40,387	4,613	1,378	46,378	(93)	(200)	(132)	(425)
Latin America	6,573	1,047	302	7,922	(199)	(373)	(151)	(723)
At 31 Dec 2020	430,134	25,064	5,611	460,809	(827)	(2,402)	(1,502)	(4,731)

Total wholesale lending for loans and advances to banks and customers at amortised cost
	Gross carrying amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Corporate and commercial	381,031	129,852	12,785	265	523,933	(931)	(2,251)	(5,746)	(86)	(9,014)
– agriculture, forestry and fishing	6,443	1,002	341	1	7,787	(15)	(42)	(149)	(1)	(207)
– mining and quarrying	8,808	3,050	572	16	12,446	(31)	(88)	(157)	(12)	(288)
– manufacture	64,862	24,549	2,013	81	91,505	(147)	(337)	(932)	(38)	(1,454)
– electricity, gas, steam and air-conditioning supply	13,359	2,131	71	—	15,561	(18)	(27)	(29)	—	(74)
– water supply, sewerage, waste management and remediation	2,860	398	52	—	3,310	(6)	(5)	(24)	—	(35)
– construction	9,545	4,432	740	4	14,721	(37)	(92)	(393)	(4)	(526)
– wholesale and retail trade, repair of motor vehicles and motorcycles	64,205	24,949	3,144	11	92,309	(159)	(297)	(2,002)	(2)	(2,460)
– transportation and storage	19,039	8,778	779	11	28,607	(51)	(143)	(233)	—	(427)
– accommodation and food	8,560	17,216	627	1	26,404	(88)	(346)	(141)	(1)	(576)
– publishing, audiovisual and broadcasting	16,274	3,195	141	34	19,644	(32)	(71)	(32)	(4)	(139)
– real estate	105,007	20,584	1,807	1	127,399	(168)	(264)	(686)	—	(1,118)
– professional, scientific and technical activities	16,637	6,556	586	31	23,810	(50)	(146)	(209)	(8)	(413)
– administrative and support services	18,100	7,239	906	66	26,311	(58)	(157)	(295)	(16)	(526)
– public administration and defence, compulsory social security	1,496	572	3	—	2,071	(1)	(6)	(1)	—	(8)
– education	1,435	563	29	—	2,027	(9)	(17)	(6)	—	(32)
– health and care	4,211	872	267	8	5,358	(12)	(21)	(122)	—	(155)
– arts, entertainment and recreation	825	1,870	300	—	2,995	(8)	(71)	(77)	—	(156)
– other services	10,748	1,097	406	—	12,251	(37)	(109)	(257)	—	(403)
– activities of households	815	140	—	—	955	—	—	—	—	—
– extra-territorial organisations and bodies activities	3	—	—	—	3	—	—	—	—	—
– government	7,386	645	1	—	8,032	(4)	(1)	(1)	—	(6)
– asset-backed securities	413	14	—	—	427	—	(11)	—	—	(11)
Non-bank financial institutions	58,535	5,347	534	1	64,417	(40)	(59)	(110)	(1)	(210)
Loans and advances to banks	82,645	1,258	—	—	83,903	(24)	(6)	—	—	(30)
At 31 Mar 2021	522,211	136,457	13,319	266	672,253	(995)	(2,316)	(5,856)	(87)	(9,254)
By geography
Europe	152,882	49,615	6,407	103	209,007	(515)	(1,248)	(1,949)	(24)	(3,736)
– of which: UK	101,781	40,653	4,645	54	147,133	(468)	(1,097)	(1,189)	(9)	(2,763)
Asia	283,731	60,661	3,501	103	347,996	(236)	(408)	(2,110)	(45)	(2,799)
– of which: Hong Kong	156,750	42,785	1,668	44	201,247	(125)	(265)	(787)	(22)	(1,199)
MENA	24,017	7,500	1,903	30	33,450	(82)	(187)	(1,186)	(12)	(1,467)
North America	51,608	13,640	859	—	66,107	(98)	(229)	(272)	—	(599)
Latin America	9,973	5,041	649	30	15,693	(64)	(244)	(339)	(6)	(653)
At 31 Mar 2021	522,211	136,457	13,319	266	672,253	(995)	(2,316)	(5,856)	(87)	(9,254)

24	HSBC Holdings plc Earnings Release 1Q21

Total wholesale lending for loans and advances to banks and customers at amortised cost (continued)
	Gross carrying amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Corporate and commercial	387,563	126,287	12,961	277	527,088	(1,101)	(2,444)	(5,837)	(112)	(9,494)
– agriculture, forestry and fishing	6,087	1,026	331	1	7,445	(12)	(45)	(149)	(1)	(207)
– mining and quarrying	7,429	3,705	797	16	11,947	(33)	(112)	(209)	(11)	(365)
– manufacture	68,179	23,564	2,076	87	93,906	(201)	(442)	(905)	(40)	(1,588)
– electricity, gas, steam and air-conditioning supply	14,240	1,907	53	—	16,200	(25)	(40)	(8)	—	(73)
– water supply, sewerage, waste management and remediation	2,874	253	47	—	3,174	(8)	(7)	(22)	—	(37)
– construction	9,368	4,455	773	4	14,600	(42)	(118)	(426)	(4)	(590)
– wholesale and retail trade, repair of motor vehicles and motorcycles	65,937	21,518	3,196	12	90,663	(174)	(326)	(2,029)	(3)	(2,532)
– transportation and storage	19,510	9,143	769	11	29,433	(90)	(163)	(240)	—	(493)
– accommodation and food	10,616	14,918	536	1	26,071	(76)	(285)	(129)	(1)	(491)
– publishing, audiovisual and broadcasting	17,019	2,796	131	33	19,979	(45)	(85)	(39)	(20)	(189)
– real estate	102,933	22,186	1,907	1	127,027	(169)	(260)	(738)	—	(1,167)
– professional, scientific and technical activities	17,162	6,379	498	33	24,072	(56)	(149)	(185)	(8)	(398)
– administrative and support services	17,085	8,361	907	70	26,423	(66)	(153)	(291)	(24)	(534)
– public administration and defence, compulsory social security	1,530	475	3	—	2,008	(2)	(11)	(1)	—	(14)
– education	1,402	691	29	—	2,122	(12)	(20)	(9)	—	(41)
– health and care	4,049	1,192	261	8	5,510	(21)	(45)	(120)	—	(186)
– arts, entertainment and recreation	1,631	1,570	236	—	3,437	(9)	(62)	(87)	—	(158)
– other services	11,380	1,320	410	—	13,110	(54)	(105)	(249)	—	(408)
– activities of households	660	142	—	—	802	—	(1)	—	—	(1)
– extra-territorial organisations and bodies activities	10	—	—	—	10	—	—	—	—	—
– government	7,866	671	1	—	8,538	(6)	(2)	(1)	—	(9)
– asset-backed securities	596	15	—	—	611	—	(13)	—	—	(13)
Non-bank financial institutions	52,223	11,834	523	—	64,580	(46)	(119)	(100)	—	(265)
Loans and advances to banks	79,654	2,004	—	—	81,658	(33)	(9)	—	—	(42)
At 31 Dec 2020	519,440	140,125	13,484	277	673,326	(1,180)	(2,572)	(5,937)	(112)	(9,801)
By geography
Europe	156,474	51,708	6,531	109	214,822	(589)	(1,400)	(2,097)	(51)	(4,137)
– of which: UK	104,534	40,454	4,712	53	149,753	(536)	(1,234)	(1,320)	(33)	(3,123)
Asia	279,985	58,159	3,443	106	341,693	(337)	(383)	(2,040)	(43)	(2,803)
– of which: Hong Kong	156,817	39,257	1,637	45	197,756	(162)	(260)	(751)	(23)	(1,196)
MENA	24,753	7,893	1,952	30	34,628	(91)	(216)	(1,205)	(12)	(1,524)
North America	46,852	18,220	913	—	65,985	(77)	(302)	(281)	—	(660)
Latin America	11,376	4,145	645	32	16,198	(86)	(271)	(314)	(6)	(677)
At 31 Dec 2020	519,440	140,125	13,484	277	673,326	(1,180)	(2,572)	(5,937)	(112)	(9,801)

HSBC Holdings plc Earnings Release 1Q21	25

Earnings Release – 1Q21
Customer relief programmes
In response to the Covid-19 outbreak, governments and regulators around the world introduced a number of support measures for both personal and wholesale customers in market-wide schemes. The following table presents the number of personal accounts/wholesale customers and the associated drawn loan values of customers under these schemes and HSBC-specific measures for major markets at 31 March 2021. In relation to personal lending, the majority of relief measures, including payment holidays, relate to existing lending, while in wholesale lending the relief measures comprise payment holidays, refinancing of existing facilities and new lending under government-backed schemes.
At 31 March 2021, the gross carrying value of loans to personal customers under relief was $3.3bn (31 December 2020: $5.5bn). This comprised $2.8bn in relation to mortgages (31 December 2020: $4.7bn) and $0.5bn in relation to other personal lending (31 December 2020: $0.9bn). The decrease in personal customer relief during the first quarter was driven by customers exiting relief measures. The gross carrying value of loans to wholesale customers under relief was $35.9bn (31 December 2020: $35.3bn). We continue to monitor the recoverability of loans granted under customer relief programmes, including loans to a small number of customers that were subsequently found to be ineligible for such relief. The ongoing performance of such loans remains an area of uncertainty at
31 March 2021.

Personal lending
Extant at 31 March 2021		UK	Hong Kong	US	Other major markets[1,2,3]	Total
Market-wide schemes
Number of accounts in mortgage customer relief	000s	4	—	—	2	6
Drawn loan value of accounts in mortgage customer relief	$m	891	—	—	267	1,158
Number of accounts in other personal lending customer relief	000s	13	—	—	23	36
Drawn loan value of accounts in other personal lending customer relief	$m	117	—	—	267	384
HSBC-specific measures
Number of accounts in mortgage customer relief	000s	—	2	2	1	5
Drawn loan value of accounts in mortgage customer relief	$m	2	827	749	66	1,644
Number of accounts in other personal lending customer relief	000s	—	—	4	7	11
Drawn loan value of accounts in other personal lending customer relief	$m	—	42	54	51	147
Total personal lending to major markets under market-wide schemes and HSBC-specific measures
Number of accounts in mortgage customer relief	000s	4	2	2	3	11
Drawn loan value of accounts in mortgage customer relief	$m	893	827	749	333	2,802
Number of accounts in other personal lending customer relief	000s	13	—	4	30	47
Drawn loan value of accounts in other personal lending customer relief	$m	117	42	54	318	531
Market-wide schemes and HSBC-specific measures – mortgage relief as a proportion of total mortgages	%	0.6	0.9	4.1	0.4	0.8
Market-wide schemes and HSBC-specific measures – other personal lending relief as a proportion of total other personal lending loans and advances	%	0.6	0.1	2.7	0.6	0.5

Wholesale lending
Extant at 31 March 2021		UK	Hong Kong	US	Other major markets[1]	Total
Market-wide schemes
Number of customers under market-wide measures	000s	241	3	4	5	253
Drawn loan value of customers under market-wide schemes	$m	14,412	11,036	1,294	5,513	32,255
HSBC-specific schemes
Number of customers under HSBC-specific measures	000s	—	—	—	—	—
Drawn loan value of customers under HSBC-specific measures	$m	380	—	781	2,480	3,641
Total wholesale lending to major markets under market-wide schemes and HSBC-specific measures
Number of customers	000s	241	3	4	5	253
Drawn loan value	$m	14,792	11,036	2,075	7,993	35,896
Market-wide schemes and HSBC-specific measures as a proportion of total wholesale lending loans and advances	%	10.4	6.1	5.6	4.2	6.5
1    Other major markets include Australia, Canada, mainland China, Egypt, France, Germany, India, Indonesia, Malaysia, Mexico, Singapore, Switzerland, Taiwan and UAE.
2    In Malaysia, personal lending customers are granted an automatic moratorium programme for all eligible retail customers. At 31 March 2021, the number of accounts under this moratorium was 23,000 with an associated drawn balance of $361m.
3    In Mexico, at 31 March 2021, there were 2,000 personal lending accounts under customer relief with an associated drawn balance of $55m.

26	HSBC Holdings plc Earnings Release 1Q21

Personal lending (continued)
Extant at 31 December 2020		UK	Hong Kong	US	Other major markets[1,2,3]	Total
Market-wide schemes
Number of accounts in mortgage customer relief	000s	6	—	—	5	11
Drawn loan value of accounts in mortgage customer relief	$m	1,412	—	—	908	2,320
Number of accounts in other personal lending customer relief	000s	15	—	—	28	43
Drawn loan value of accounts in other personal lending customer relief	$m	140	—	—	386	526
HSBC-specific measures
Number of accounts in mortgage customer relief	000s	—	3	2	3	8
Drawn loan value of accounts in mortgage customer relief	$m	7	1,124	864	360	2,355
Number of accounts in other personal lending customer relief	000s	—	1	6	18	25
Drawn loan value of accounts in other personal lending customer relief	$m	—	75	67	182	324
Total personal lending to major markets under market-wide schemes and HSBC-specific measures
Number of accounts in mortgage customer relief	000s	6	3	2	8	19
Drawn loan value of accounts in mortgage customer relief	$m	1,419	1,124	864	1,268	4,675
Number of accounts in other personal lending customer relief	000s	15	1	6	46	68
Drawn loan value of accounts in other personal lending customer relief	$m	140	75	67	568	850
Market-wide schemes and HSBC-specific measures – mortgage relief as a proportion of total mortgages	%	0.9	1.2	4.7	1.6	1.4
Market-wide schemes and HSBC-specific measures – other personal lending relief as a proportion of total other personal lending loans and advances	%	0.7	0.2	3.1	1.1	0.8

Wholesale lending (continued)
Extant at 31 December 2020		UK	Hong Kong	US	Other major markets[1]	Total
Market-wide schemes
Number of customers under market-wide measures	000s	226	3	3	5	237
Drawn loan value of customers under market-wide schemes	$m	13,517	10,622	1,043	6,017	31,199
HSBC-specific schemes
Number of customers under HSBC-specific measures	000s	—	—	—	—	—
Drawn loan value of customers under HSBC-specific measures	$m	349	—	924	2,869	4,142
Total wholesale lending to major markets under market-wide schemes and HSBC-specific measures
Number of customers	000s	226	3	3	5	237
Drawn loan value	$m	13,866	10,622	1,967	8,886	35,341
Market-wide schemes and HSBC-specific measures as a proportion of total wholesale lending loans and advances	%	9.6	5.9	5.2	4.6	6.4
1    Other major markets include Australia, Canada, mainland China, Egypt, France, Germany, India, Indonesia, Malaysia, Mexico, Singapore, Switzerland, Taiwan and UAE.
2    In Malaysia, personal lending customers are granted an automatic moratorium programme for all eligible retail customers. At 31 December 2020, the number of accounts under this moratorium was 26,000 with an associated drawn balance of $452m.
3    In Mexico, at 31 December 2020, there were 16,000 personal lending accounts under customer relief with an associated drawn balance of $233m.
The initial granting of customer relief does not automatically trigger a migration to stage 2 or stage 3. However, information provided by payment deferrals is considered in the context of other reasonable and supportable information. This forms part of the overall assessment for whether there has been a significant increase in credit risk and credit impairment to identify loans for which lifetime ECL is appropriate. An extension in payment deferral does not automatically result in a migration to stage 2 or stage 3. The key accounting and credit risk judgement to ascertain whether a significant increase in credit risk has occurred is whether the economic effects of the Covid-19 on the customer are likely to be temporary over the lifetime of the loan, and whether they indicate that a concession is being made in respect of financial difficulty that would be consistent with stage 3.
On 4 March 2021, the Hong Kong Monetary Authority, together with the Banking Sector SME Lending Coordination Mechanism, announced that the Pre-approved Principal Payment Holiday Scheme for corporate customers will be extended for another six months to October 2021.

HSBC Holdings plc Earnings Release 1Q21	27

Earnings Release – 1Q21

Capital adequacy

Capital adequacy metrics
	At
	31 Mar	31 Dec
	2021	2020
Risk-weighted assets ('RWAs') ($bn)
Credit risk	687.0	691.9
Counterparty credit risk	41.4	42.8
Market risk	24.7	28.5
Operational risk	93.7	94.3
Total risk-weighted assets	846.8	857.5
Capital on a transitional basis ($bn)
Common equity tier 1 (‘CET1’) capital	134.5	136.1
Tier 1 capital	160.2	160.2
Total capital	183.1	184.4
Capital ratios on a transitional basis (%)
CET1	15.9	15.9
Tier 1	18.9	18.7
Total capital	21.6	21.5
Capital on an end point basis ($bn)
Common equity tier 1 (‘CET1’) capital	134.5	136.1
Tier 1 capital	158.9	158.5
Total capital	172.8	173.2
Capital ratios on an end point basis (%)
CET1	15.9	15.9
Tier 1	18.8	18.5
Total capital	20.4	20.2
Liquidity coverage ratio (‘LCR’)
Total high-quality liquid assets ($bn)	695.1	677.9
Total net cash outflow ($bn)	487.0	487.3
LCR ratio (%)	142.7	139.1
Following the end of the transition period following the UK's withdrawal from the EU, any reference to EU regulations and directives (including technical standards) should be read as a reference to the UK's version of such regulation or directive, as onshored into UK law under the European Union (Withdrawal) Act 2018, as amended. Capital figures and ratios in the previous table are calculated in accordance with the revised Capital Requirements Regulation and Directive, as implemented (‘CRR II’). The table presents them under the transitional arrangements in CRR II for capital instruments and after their expiry, known as the end point. The end point figures in the table above include the benefit of the regulatory transitional arrangements in CRR II for IFRS 9, which are more fully described below.
Where applicable, they also reflect government relief schemes intended to mitigate the impact of the Covid-19 outbreak.
We have adopted the regulatory transitional arrangements in CRR II for IFRS 9, including paragraph four of article 473a. Our capital and ratios are presented under these arrangements throughout the table above, including in the end point figures. Without their application, our CET1 ratio would be 15.8%. At 31 March 2021, the add-back to CET1 capital amounted to $1.2bn under the standardised ('STD') approach with a tax impact of $0.3bn.
For further details, refer to our Pillar 3 Disclosures at 31 March 2021, which are expected to be published on or around 7 May 2021.
Capital
At 31 March 2021, our CET1 ratio of 15.9% was unchanged from 31 December 2020, reflecting a fall in RWAs, offset by a decrease in CET1 capital during the quarter by $1.6bn. The fall in CET1 was mainly as a result of:
•a $1.2bn decrease in FVOCI reserves due to increasing yields;
•a fall of $1.1bn due to foreign currency translation differences;
•an increase of $1.0bn in deductions for significant investments in financial sector entities and intangible assets;
•a $0.7bn decrease in the IFRS 9 transitional add-back and a $0.3bn higher deduction for excess expected loss; and
•a $0.8bn foreseeable dividend deduction, which is a quarter of the 2020 dividend. This will be adjusted during the rest of 2021 based on various factors, including regulatory guidance.
This decrease in CET1 capital was partly offset by capital generation of $3.5bn through profits net of dividends paid on other equity instruments.

28	HSBC Holdings plc Earnings Release 1Q21

Leverage

Leverage ratio[1]
			At
			31 Mar	31 Dec
			2021	2020
Ref*		Footnotes	$bn	$bn
20	Tier 1 capital		158.9	158.5
21	Total leverage ratio exposure		2,930.2	2,897.1
			%	%
22	Leverage ratio		5.4	5.5
EU-23	Choice of transitional arrangements for the definition of the capital measure		Fully phased-in	Fully phased-in
	UK leverage ratio exposure – quarterly average	2	2,559.1	2,555.5
			%	%
	UK leverage ratio – quarterly average	2	6.2	6.1
	UK leverage ratio – quarter end	2	6.3	6.2
*    The references identify the lines prescribed in the EBA template.
1    The CRR II regulatory transitional arrangements for IFRS 9 are applied in both leverage ratio calculations.
2    UK leverage ratio denotes the Group’s leverage ratio calculated under the PRA’s UK leverage framework. This measure excludes from the calculation of exposure qualifying central bank balances and loans under the UK Bounce Back Loan scheme.
Our leverage ratio calculated in accordance with the Capital Requirements Regulation was 5.4% at 31 March 2021, down from 5.5% at 31 December 2020, primarily due to an increase in the leverage exposure.
At 31 March 2021, our UK minimum leverage ratio requirement of 3.25% was supplemented by an additional leverage ratio buffer of 0.7% and a countercyclical leverage ratio buffer of 0.1%. These additional buffers translated into capital values of $17.5bn and $1.8bn respectively. We exceeded these leverage requirements.

Risk-weighted assets

RWAs by global business
	WPB	CMB	GBM	Corporate Centre	Total
	$bn	$bn	$bn	$bn	$bn
Credit risk	136.0	299.5	162.9	88.6	687.0
Counterparty credit risk	0.5	0.4	39.6	0.9	41.4
Market risk	1.0	0.3	20.1	3.3	24.7
Operational risk	34.4	26.6	32.0	0.7	93.7
At 31 Mar 2021	171.9	326.8	254.6	93.5	846.8

RWA movement by global business by key driver
	Credit risk, counterparty credit risk and operational risk
	WPB	CMB	GBM	Corporate Centre	Market risk	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 1 Jan 2021	171.2	326.8	242.2	88.8	28.5	857.5
Asset size	0.3	2.4	(2.8)	3.6	(2.9)	0.6
Asset quality	(1.5)	(0.2)	(0.5)	(0.8)	—	(3.0)
Model updates	—	(0.1)	(0.1)	—	(1.2)	(1.4)
Methodology and policy	1.9	(0.7)	(2.6)	(1.1)	0.3	(2.2)
Foreign exchange movements	(1.0)	(1.7)	(1.7)	(0.3)	—	(4.7)
Total RWA movement	(0.3)	(0.3)	(7.7)	1.4	(3.8)	(10.7)
RWAs at 31 Mar 2021	170.9	326.5	234.5	90.2	24.7	846.8
Risk-weighted assets (‘RWAs’) fell by $10.7bn during 1Q21, including a decrease of $4.7bn due to foreign currency translation differences. The $6.0bn decrease (excluding foreign currency translation differences) comprised the movements described by the commentary below.
As measured from 1 January 2020 to 31 March 2021, our cumulative RWA reductions as part of our transformation programme were $60.9bn. In addition, we made accelerated transformation saves of $9.6bn in 4Q19.
Asset size
The $0.6bn increase in RWAs due to asset size movements included growth in Corporate Centre, CMB and WPB, partly offset by reductions in GBM and market risk RWAs.
The $3.6bn increase in Corporate Centre RWAs was mostly in North America and Asia, driven by a rise in sovereign and money market exposures.

HSBC Holdings plc Earnings Release 1Q21	29

Earnings Release – 1Q21
CMB RWAs grew by $2.4bn, mainly due to corporate loan growth in Asia, partly offset by lower lending in Europe. The $0.3bn increase in WPB RWAs was mostly from short-term lending in Hong Kong.
The $2.8bn fall in GBM included reductions in credit risk RWAs totalling $1.5bn, largely due to management actions in Europe, North America and Asia, partly offset by lending growth in Asia. A $1.3bn fall in counterparty credit risk RWAs was mainly due to management initiatives in Europe and North America, and mark-to-market movements across all regions.
A reduction in market risk RWAs of $2.9bn included the effects of risk mitigation actions on the emerging markets bond portfolio and a fall in foreign exchange risk.
Asset quality
Changes in asset quality led to an RWA decrease of $3.0bn across the global businesses.
RWAs fell by $1.5bn in WPB and $0.8bn in Corporate Centre, mostly from favourable portfolio mix changes in North America, largely around sovereign and mortgage exposures.
The $0.2bn decrease in CMB RWAs included a drop of $0.6bn in North America, largely due to corporate portfolio mix changes. A partly offsetting increase of $0.4bn in Asia was primarily driven by credit migration, largely in Hong Kong.
In GBM, the $0.5bn RWA reduction was mainly caused by portfolio mix changes in North America and Asia, partly offset by credit rating migration in Hong Kong and Europe.
Model updates
The $1.4bn RWA reduction due to model updates predominantly related to a recently implemented market risk model for an options portfolio.
Methodology and policy
The $2.2bn reduction in RWAs due to methodology and policy changes was almost entirely in the form of risk parameter refinements in GBM and CMB, mainly in Europe and Asia. Changes to real estate, Market Treasury and other allocation methodologies were the drivers of the $1.9bn increase in WPB RWAs and the $1.1bn decrease in Corporate Centre, with further offsets across CMB and GBM.

Reconciliation of alternative performance measures
Use of alternative performance measures
Our reported results are prepared in accordance with IFRSs as detailed in our financial statements starting on page 278 of the Annual Report and Accounts 2020. We use a combination of reported and alternative performance measures, including those derived from our reported results that eliminate factors that distort period-on-period comparisons. These are considered alternative performance measures (non-GAAP financial measures).
The following information details the adjustments made to the reported results and the calculation of other alternative performance measures. All alternative performance measures are reconciled to the closest reported performance measure.
Return on average ordinary shareholders’ equity and return on average tangible equity
Return on average ordinary shareholders’ equity (‘RoE’) is computed by taking profit attributable to the ordinary shareholders of the parent company (‘reported results’), divided by average ordinary shareholders’ equity (‘reported equity’) for the period. The adjustment to reported results and reported equity excludes amounts attributable to non-controlling interests and holders of preference shares and other equity instruments.
Return on average tangible equity (‘RoTE’) is computed by adjusting reported results for the movements in the present value of in-force long-term insurance business (‘PVIF’) and for impairment of intangible assets (net of tax), divided by average reported equity adjusted for goodwill, intangibles and PVIF for the period.
Return on average tangible equity excluding significant items and UK bank levy is annualised profit attributable to ordinary shareholders, excluding changes in PVIF, significant items and UK bank levy (net of tax), divided by average tangible shareholders’ equity excluding fair value of own debt, debt valuation adjustment (‘DVA’) and other adjustments for the period.
We provide RoTE ratios in addition to RoE as a way of assessing our performance, which is closely aligned to our capital position.

30	HSBC Holdings plc Earnings Release 1Q21

Return on average ordinary shareholders' equity and return on average tangible equity
		Quarter ended
		31 Mar	31 Dec	31 Mar
		2021	2020	2020
	Footnotes	$m	$m	$m
Profit
Profit attributable to the ordinary shareholders of the parent company		3,880	562	1,785
Impairment of intangible assets (net of tax)	1	—	(120)	—
Increase in PVIF (net of tax)		60	309	(254)
Profit attributable to the ordinary shareholders, excluding goodwill, other intangible assets impairment and PVIF		3,940	751	1,531
Significant items (net of tax), UK bank levy and other adjustments		683		11
Profit attributable to the ordinary shareholders, excluding goodwill impairment, PVIF, significant items and UK bank levy		4,623		1,542
Equity
Average ordinary shareholders’ equity		174,923	171,774	164,566
Effect of goodwill, PVIF and other intangibles (net of deferred tax)		(17,523)	(17,465)	(17,484)
Average tangible equity		157,400	154,309	147,082
Fair value of own debt, DVA and other adjustments		1,641		(373)
Average tangible equity excluding fair value of own debt, DVA and other adjustments		159,041		146,709
Ratio		%	%	%
Return on average ordinary shareholders' equity (annualised)		9.0	1.3	4.4
Return on tangible equity (annualised)		10.2	1.9	4.2
Return on tangible equity excluding significant items and UK bank levy (annualised)		11.8		4.2
1    Includes the recognition of deferred tax relating to the impairment of intangible assets during 2020.

Return on average tangible equity by global business
	Quarter ended 31 Mar 2021
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Profit before tax	1,845	1,821	1,829	284	5,779
Tax expense	(409)	(520)	(448)	166	(1,211)
Profit after tax	1,436	1,301	1,381	450	4,568
Less attributable to: preference shareholders, other equity holders, non-controlling interests	(182)	(179)	(188)	(139)	(688)
Profit attributable to ordinary shareholders of the parent company	1,254	1,122	1,193	311	3,880
Increase in PVIF (net of tax)	54	9	—	(3)	60
Significant items (net of tax) and UK bank levy	55	(16)	87	411	537
Other adjustments	1	(1)	—	146	146
Profit attributable to ordinary shareholders, excluding PVIF, significant items and UK bank levy	1,364	1,114	1,280	865	4,623
Average tangible shareholders’ equity excluding fair value of own debt, DVA and other adjustments	29,357	39,394	42,909	47,381	159,041
RoTE excluding significant items and UK bank levy (annualised) (%)	18.8	11.5	12.1	7.4	11.8

	Quarter ended 31 Mar 2020
Profit before tax	678	659	1,048	844	3,229
Tax expense	79	(215)	(157)	(428)	(721)
Profit after tax	757	444	891	416	2,508
Less attributable to: preference shareholders, other equity holders, non-controlling interests	(204)	(199)	(159)	(161)	(723)
Profit attributable to ordinary shareholders of the parent company	553	245	732	255	1,785
Increase in PVIF (net of tax)	(235)	(16)	—	(3)	(254)
Significant items (net of tax) and UK bank levy	12	2	(125)	(72)	(183)
Other adjustments	(192)	25	19	342	194
Profit attributable to ordinary shareholders, excluding PVIF, significant items and UK bank levy	138	256	626	522	1,542
Average tangible shareholders’ equity excluding fair value of own debt, DVA and other adjustments	25,956	37,668	39,771	43,314	146,709
RoTE excluding significant items and UK bank levy (annualised) (%)	2.1	2.7	6.3	4.8	4.2

HSBC Holdings plc Earnings Release 1Q21	31

Earnings Release – 1Q21
Net asset value and tangible net asset value per ordinary share
Net asset value per ordinary share is total shareholders' equity less non-cumulative preference shares and capital securities (‘total ordinary shareholders’ equity’), divided by the number of ordinary shares in issue excluding shares that the company has purchased and are held in treasury.
Tangible net asset value per ordinary share is total ordinary shareholders’ equity excluding goodwill, PVIF and other intangible assets (net of deferred tax) (‘tangible ordinary shareholders’ equity’), divided by the number of basic ordinary shares in issue excluding shares that the company has purchased and are held in treasury.

Net asset value and tangible net asset value per ordinary share
	Quarter ended
	31 Mar	31 Dec	31 Mar
	2021	2020	2020
	$m	$m	$m
Total shareholders’ equity	199,210	196,443	189,771
Preference shares and other equity instruments	(24,414)	(22,414)	(22,319)
Total ordinary shareholders’ equity	174,796	174,029	167,452
Goodwill, PVIF and intangible assets (net of deferred tax)	(17,439)	(17,606)	(17,433)
Tangible ordinary shareholders’ equity	157,357	156,423	150,019
Basic number of $0.50 ordinary shares outstanding	20,226	20,184	20,172
	$	$	$
Value per share
Net asset value per ordinary share	8.64	8.62	8.30
Tangible net asset value per ordinary share	7.78	7.75	7.44
Expected credit losses and other credit impairment charges as % of average gross loans and advances to customers
Expected credit losses and other credit impairment charges (‘ECL’) as % of average gross loans and advances to customers is the annualised adjusted ECL divided by adjusted average gross loans and advances to customers for the period.
The adjusted numbers are derived by adjusting reported ECL and loans and advances to customers for the effects of foreign currency translation differences.

Expected credit losses and other credit impairment charges as % of average gross loans and advances to customers
	Quarter ended
	31 Mar	31 Dec	31 Mar
	2021	2020	2020
	$m	$m	$m
Expected credit losses and other credit impairment charges (‘ECL’)	435	(1,174)	(3,026)
Currency translation		(27)	(91)
Adjusted ECL	435	(1,201)	(3,117)
Average gross loans and advances to customers	1,053,134	1,053,760	1,040,282
Currency translation	(2,085)	12,534	49,283
Average gross loans and advances to customers – at most recent balance sheet foreign exchange rates	1,051,049	1,066,294	1,089,565
Ratio	%	%	%
Expected credit losses and other credit impairment charges as % of average gross loans and advances to customers	(0.17)	0.45	1.15

32	HSBC Holdings plc Earnings Release 1Q21

Summary information – global businesses
Analysis of significant items by global business is presented below.

Reconciliation of reported and adjusted items – global businesses
		Quarter ended 31 Mar 2021
		Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	Footnotes	$m	$m	$m	$m	$m
Revenue	1
Reported		5,693	3,349	4,215	(271)	12,986
Significant items		1	(18)	77	227	287
– customer redress programmes		1	(19)	—	—	(18)
– fair value movements on financial instruments	2	—	(1)	12	228	239
– restructuring and other related costs	3	—	2	65	(1)	66
Adjusted		5,694	3,331	4,292	(44)	13,273
ECL
Reported		18	230	190	(3)	435
Adjusted		18	230	190	(3)	435
Operating expenses
Reported		(3,874)	(1,759)	(2,576)	(318)	(8,527)
Significant items		68	3	29	224	324
– customer redress programmes		(12)	—	—	2	(10)
– restructuring and other related costs		80	3	29	222	334
Adjusted		(3,806)	(1,756)	(2,547)	(94)	(8,203)
Share of profit in associates and joint ventures
Reported		8	1	—	876	885
Adjusted		8	1	—	876	885
Profit before tax
Reported		1,845	1,821	1,829	284	5,779
Significant items		69	(15)	106	451	611
– revenue		1	(18)	77	227	287
– operating expenses		68	3	29	224	324
Adjusted		1,914	1,806	1,935	735	6,390
Loans and advances to customers (net)
Reported		474,260	343,623	221,223	1,101	1,040,207
Adjusted		474,260	343,623	221,223	1,101	1,040,207
Customer accounts
Reported		842,532	470,872	335,823	792	1,650,019
Adjusted		842,532	470,872	335,823	792	1,650,019
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
3    Comprises losses associated with the RWA reduction commitments we made at our business update in February 2020.

HSBC Holdings plc Earnings Release 1Q21	33

Earnings Release – 1Q21

Reconciliation of reported and adjusted items – global businesses (continued)
		Quarter ended 31 Dec 2020
		Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	Footnotes	$m	$m	$m	$m	$m
Revenue	1
Reported		5,320	3,146	3,299	(8)	11,757
Currency translation		79	59	56	10	204
Significant items		(2)	1	219	(154)	64
– customer redress programmes		—	(1)	—	—	(1)
– disposals, acquisitions and investment in new businesses		1	—	—	1	2
– fair value movements on financial instruments	2	—	1	64	(19)	46
– restructuring and other related costs	3	—	1	148	(129)	20
– currency translation on significant items		(3)	—	7	(7)	(3)
Adjusted		5,397	3,206	3,574	(152)	12,025
ECL
Reported		(310)	(874)	9	1	(1,174)
Currency translation		(5)	(20)	(2)	—	(27)
Adjusted		(315)	(894)	7	1	(1,201)
Operating expenses
Reported		(4,006)	(1,916)	(2,604)	(1,338)	(9,864)
Currency translation		(61)	(33)	(60)	(11)	(165)
Significant items		8	155	138	473	774
– customer redress programmes		(109)	—	—	2	(107)
– impairment of goodwill and other intangibles		(15)	1	(1)	23	8
– past service costs of guaranteed minimum pension benefits equalisation		—	—	—	17	17
– restructuring and other related costs		134	151	135	416	836
– settlements and provisions in connection with legal and regulatory matters		—	—	—	4	4
– currency translation on significant items		(2)	3	4	11	16
Adjusted		(4,059)	(1,794)	(2,526)	(876)	(9,255)
Share of profit in associates and joint ventures
Reported		4	(1)	—	663	666
Currency translation		1	1	—	11	13
Adjusted		5	—	—	674	679
Profit before tax
Reported		1,008	355	704	(682)	1,385
Currency translation		14	7	(6)	10	25
Significant items		6	156	357	319	838
– revenue		(2)	1	219	(154)	64
– operating expenses		8	155	138	473	774
Adjusted		1,028	518	1,055	(353)	2,248
Loans and advances to customers (net)
Reported		469,186	343,182	224,364	1,255	1,037,987
Currency translation		(1,229)	(1,300)	(1,527)	(5)	(4,061)
Adjusted		467,957	341,882	222,837	1,250	1,033,926
Customer accounts
Reported		834,759	470,428	336,983	610	1,642,780
Currency translation		(2,172)	(1,164)	(1,847)	(4)	(5,187)
Adjusted		832,587	469,264	335,136	606	1,637,593
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
3    Comprises losses associated with the RWA reduction commitments and gains relating to the business update in February 2020.

34	HSBC Holdings plc Earnings Release 1Q21

Reconciliation of reported and adjusted items – global businesses (continued)
		Quarter ended 31 Mar 2020
		Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	Footnotes	$m	$m	$m	$m	$m
Revenue	1
Reported		5,614	3,733	3,945	394	13,686
Currency translation		151	125	145	(28)	393
Significant items		7	—	(194)	(179)	(366)
– customer redress programmes		—	—	—	—	—
– disposals, acquisitions and investment in new businesses		7	—	—	—	7
– fair value movements on financial instruments	2	—	—	(186)	(171)	(357)
– restructuring and other related costs		—	—	—	(9)	(9)
– currency translation on significant items		—	—	(8)	1	(7)
Adjusted		5,772	3,858	3,896	187	13,713
ECL
Reported		(1,108)	(1,375)	(545)	2	(3,026)
Currency translation		(26)	(50)	(15)	—	(91)
Adjusted		(1,134)	(1,425)	(560)	2	(3,117)
Operating expenses
Reported		(3,824)	(1,699)	(2,352)	23	(7,852)
Currency translation		(130)	(63)	(127)	13	(307)
Significant items		8	2	17	149	176
– customer redress programmes		1	—	—	—	1
– restructuring and other related costs		7	2	14	147	170
– settlements and provisions in connection with legal and regulatory matters		—	—	2	(1)	1
– currency translation on significant items		—	—	1	3	4
Adjusted		(3,946)	(1,760)	(2,462)	185	(7,983)
Share of profit in associates and joint ventures
Reported		(4)	—	—	425	421
Currency translation		—	—	—	29	29
Adjusted		(4)	—	—	454	450
Profit/(loss) before tax
Reported		678	659	1,048	844	3,229
Currency translation		(5)	12	3	14	24
Significant items		15	2	(177)	(30)	(190)
– revenue		7	—	(194)	(179)	(366)
– operating expenses		8	2	17	149	176
Adjusted		688	673	874	828	3,063
Loans and advances to customers (net)
Reported		425,692	350,638	262,670	1,282	1,040,282
Currency translation		28,561	19,227	13,012	88	60,888
Adjusted		454,253	369,865	275,682	1,370	1,101,170
Customer accounts
Reported		749,294	379,842	310,977	416	1,440,529
Currency translation		34,114	21,318	19,533	61	75,026
Adjusted		783,408	401,160	330,510	477	1,515,555
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.

HSBC Holdings plc Earnings Release 1Q21	35

Earnings Release – 1Q21
Reconciliation of reported and adjusted risk-weighted assets
The following table reconciles reported and adjusted risk-weighted assets (‘RWAs’).

Reconciliation of reported and adjusted risk-weighted assets
		At 31 Mar 2021
		Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	Footnotes	$bn	$bn	$bn	$bn	$bn
Risk-weighted assets
Reported		171.9	326.8	254.6	93.5	846.8
Adjusted	1	171.9	326.8	254.6	93.5	846.8

		At 31 Dec 2020
Risk-weighted assets
Reported		172.8	327.7	265.1	91.9	857.5
Currency translation		(1.0)	(1.7)	(1.7)	(0.3)	(4.7)
Adjusted	1	171.8	326.0	263.4	91.6	852.8

		At 31 Mar 2020
Risk-weighted assets
Reported		161.1	326.6	285.4	84.0	857.1
Currency translation		6.7	18.0	9.9	1.2	35.8
Adjusted	1	167.8	344.6	295.3	85.2	892.9
1    Adjusted risk-weighted assets are calculated using reported risk-weighted assets adjusted for the effects of currency translation differences and significant items.
Summary information – geographical regions
Analysis of significant items by geographical regions is presented below.

Reconciliation of reported results to adjusted results – geographical regions
		Quarter ended 31 Mar 2021
		Europe	Asia	MENA	North America	Latin America	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Revenue	1
Reported	2	5,052	6,774	632	1,549	712	12,986
Significant items	2	235	(24)	—	—	6	287
– customer redress programmes		(18)	—	—	—	—	(18)
– fair value movements on financial instruments	3	236	2	—	—	1	239
– restructuring and other related costs	2,4	17	(26)	—	—	5	66
Adjusted	2	5,287	6,750	632	1,549	718	13,273
ECL
Reported		337	(32)	55	104	(29)	435
Adjusted		337	(32)	55	104	(29)	435
Operating expenses
Reported	2	(4,527)	(3,694)	(388)	(1,169)	(482)	(8,527)
Significant items	2	277	59	11	38	9	324
– customer redress programmes		(10)	—	—	—	—	(10)
– restructuring and other related costs	2	287	59	11	38	9	334
Adjusted	2	(4,250)	(3,635)	(377)	(1,131)	(473)	(8,203)
Share of profit in associates and joint ventures
Reported		135	710	38	—	2	885
Adjusted		135	710	38	—	2	885
Profit before tax
Reported		997	3,758	337	484	203	5,779
Significant items		512	35	11	38	15	611
– revenue	2	235	(24)	—	—	6	287
– operating expenses	2	277	59	11	38	9	324
Adjusted		1,509	3,793	348	522	218	6,390
Loans and advances to customers (net)
Reported		405,493	478,477	28,176	108,751	19,310	1,040,207
Adjusted		405,493	478,477	28,176	108,751	19,310	1,040,207
Customer accounts
Reported		643,162	756,498	41,916	182,576	25,867	1,650,019
Adjusted		643,162	756,498	41,916	182,576	25,867	1,650,019
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Amounts are non-additive across geographical regions due to inter-company transactions within the Group.
3    Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
4    Comprises losses associated with the RWA reduction commitments we made at our business update in February 2020.

36	HSBC Holdings plc Earnings Release 1Q21

Reconciliation of reported to adjusted results – geographical regions (continued)
		Quarter ended 31 Dec 2020
		Europe	Asia	MENA	North America	Latin America	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Revenue	1
Reported	2	4,954	6,018	626	1,488	697	11,757
Currency translation	2	171	40	5	12	(12)	204
Significant items	2	(108)	—	—	(14)	6	64
– customer redress programmes		(1)	—	—	—	—	(1)
– disposals, acquisitions and investment in new businesses		—	—	—	2	—	2
– fair value movements on financial instruments	3	10	31	1	(1)	5	46
– restructuring and other related costs	2,4	(111)	(32)	—	(13)	—	20
– currency translation on significant items	2	(6)	1	(1)	(2)	1	(3)
Adjusted	2	5,017	6,058	631	1,486	691	12,025
ECL
Reported		(513)	(322)	(37)	(27)	(275)	(1,174)
Currency translation		(27)	1	(1)	—	—	(27)
Adjusted		(540)	(321)	(38)	(27)	(275)	(1,201)
Operating expenses
Reported	2	(5,715)	(3,889)	(394)	(1,309)	(583)	(9,864)
Currency translation	2	(149)	(32)	(2)	(7)	13	(165)
Significant items	2	667	124	19	85	59	774
– customer redress programmes		(107)	—	—	—	—	(107)
– impairment of goodwill and other intangibles		3	—	4	1	—	8
– past service costs of guaranteed minimum pension benefits equalisation		17	—	—	—	—	17
– restructuring and other related costs	2	731	123	14	83	61	836
– settlements and provisions in connection with legal and regulatory matters		4	—	—	—	—	4
– currency translation on significant items	2	19	1	1	1	(2)	16
Adjusted	2	(5,197)	(3,797)	(377)	(1,231)	(511)	(9,255)
Share of profit in associates and joint ventures
Reported		45	469	150	—	2	666
Currency translation		2	11	—	—	—	13
Adjusted		47	480	150	—	2	679
Profit/(loss) before tax
Reported		(1,229)	2,276	345	152	(159)	1,385
Currency translation		(3)	20	2	5	1	25
Significant items		559	124	19	71	65	838
– revenue	2	(108)	—	—	(14)	6	64
– operating expenses	2	667	124	19	85	59	774
Adjusted		(673)	2,420	366	228	(93)	2,248
Loans and advances to customers (net)
Reported		408,495	473,165	28,700	107,969	19,658	1,037,987
Currency translation		(754)	(2,973)	(319)	663	(678)	(4,061)
Adjusted		407,741	470,192	28,381	108,632	18,980	1,033,926
Customer accounts
Reported		629,647	762,406	41,221	182,028	27,478	1,642,780
Currency translation		—	(4,559)	(387)	781	(1,022)	(5,187)
Adjusted		629,647	757,847	40,834	182,809	26,456	1,637,593
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Amounts are non-additive across geographical regions due to inter-company transactions within the Group.
3    Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
4    Comprises losses associated with the RWA reduction commitments and gains relating to the business update in February 2020.

HSBC Holdings plc Earnings Release 1Q21	37

Earnings Release – 1Q21

Reconciliation of reported to adjusted results – geographical regions (continued)
		Quarter ended 31 Mar 2020
		Europe	Asia	MENA	North America	Latin America	Total
	Footnotes	$m	$m	$m	$m	$m	$m
Revenue	1
Reported	2	4,420	7,559	690	1,704	863	13,686
Currency translation	2	342	137	(15)	26	(70)	393
Significant items		(236)	(100)	(1)	(15)	(14)	(366)
– disposals, acquisitions and investment in new businesses		—	—	—	7	—	7
– fair value movements on financial instruments	3	(229)	(98)	(1)	(13)	(16)	(357)
– restructuring and other related costs		—	—	—	(9)	—	(9)
– currency translation on significant items		(7)	(2)	—	—	2	(7)
Adjusted	2	4,526	7,596	674	1,715	779	13,713
ECL
Reported		(868)	(1,000)	(333)	(508)	(317)	(3,026)
Currency translation		(69)	(38)	1	(7)	22	(91)
Adjusted		(937)	(1,038)	(332)	(515)	(295)	(3,117)
Operating expenses
Reported	2	(3,962)	(3,284)	(369)	(1,307)	(480)	(7,852)
Currency translation	2	(290)	(73)	8	(15)	36	(307)
Significant items		58	1	—	117	—	176
– customer redress programmes		1	—	—	—	—	1
– restructuring and other related costs		53	1	—	116	—	170
– settlements and provisions in connection with legal and regulatory matters		1	—	—	—	—	1
– currency translation on significant items		3	—	—	1	—	4
Adjusted	2	(4,194)	(3,356)	(361)	(1,205)	(444)	(7,983)
Share of profit in associates and joint ventures
Reported		(101)	465	56	—	1	421
Currency translation		(7)	36	—	—	—	29
Adjusted		(108)	501	56	—	1	450
Profit/(loss) before tax
Reported		(511)	3,740	44	(111)	67	3,229
Currency translation		(24)	62	(6)	4	(12)	24
Significant items		(178)	(99)	(1)	102	(14)	(190)
– revenue		(236)	(100)	(1)	(15)	(14)	(366)
– operating expenses		58	1	—	117	—	176
Adjusted		(713)	3,703	37	(5)	41	3,063
Loans and advances to customers (net)
Reported		386,221	481,512	29,651	122,858	20,040	1,040,282
Currency translation		38,303	14,924	(528)	5,998	2,191	60,888
Adjusted		424,524	496,436	29,123	128,856	22,231	1,101,170
Customer accounts
Reported		531,992	690,917	40,553	153,893	23,174	1,440,529
Currency translation		53,333	14,485	(805)	6,167	1,846	75,026
Adjusted		585,325	705,402	39,748	160,060	25,020	1,515,555
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2    Amounts are non-additive across geographical regions due to inter-company transactions within the Group.
3    Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.

38	HSBC Holdings plc Earnings Release 1Q21

Dividend on preference shares
A quarterly dividend of £0.01 per Series A sterling preference share is payable on 15 March, 15 June, 15 September and 15 December 2021 for the quarter then ended at the sole and absolute discretion of the Board of HSBC Holdings plc. Accordingly, the Board of HSBC Holdings plc has approved a quarterly dividend to be payable on 15 June 2021 to holders of record on 31 May 2021.

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Group Company Secretary and Chief Governance Officer

The Board of Directors of HSBC Holdings plc as at the date of this announcement are: Mark Tucker*, Laura Cha†, Henri de Castries†,
James Anthony Forese†, Steven Guggenheimer†, Irene Lee†, José Antonio Meade Kuribreña†, Heidi Miller†, Eileen K Murray†, David Nish†, Noel Quinn, Ewen Stevenson, Jackson Tai† and Pauline van der Meer Mohr†.
*    Non-executive Group Chairman
†    Independent non-executive Director

Investor relations / media relations contacts
For further information contact:

Investor Relations	Media Relations
UK – Richard O’Connor	UK – Heidi Ashley
Tel: +44 (0) 20 7991 6590	Tel: +44 (0) 20 7992 2045

Hong Kong – Mark Phin	Hong Kong – Patrick Humphris
Tel: +852 2822 4908	Tel: +852 2822 2052

HSBC Holdings plc Earnings Release 1Q21	39

Earnings Release – 1Q21

Terms and abbreviations

1Q21	First quarter of 2021
1Q20	First quarter of 2020
4Q20	Fourth quarter of 2020
AIEA	Average interest-earning assets
BoCom	Bank of Communications Co., Limited, one of China's largest banks
Bps	Basis points. One basis point is equal to one-hundredth of a percentage point
C&L	Credit and Lending
CET1	Common equity tier 1
CMB	Commercial Banking, a global business
CODM	Chief Operating Decision Maker
Corporate Centre	Corporate Centre comprises Central Treasury, our legacy businesses, interests in our associates and joint ventures, central stewardship costs and the UK bank levy
CRR II	Revised Capital Requirements Regulation and Directive, as implemented
DPD	Days past due
DVA	Debt valuation adjustment
EBA	European Banking Authority
ECL	Expected credit losses. In the income statement, ECL is recorded as a change in expected credit losses and other credit impairment charges. In the balance sheet, ECL is recorded as an allowance for financial instruments to which only the impairment requirements in
IFRS 9 are applied
EPS	Earnings per share
ESG	Environmental, social and governance
FTE	Full-time equivalent staff
FVOCI	Fair value through other comprehensive income
GBM	Global Banking and Markets, a global business
GEC	Group Executive Committee
GLCM	Global Liquidity and Cash Management
Group	HSBC Holdings together with its subsidiary undertakings
GTRF	Global Trade and Receivables Finance
Hong Kong	Hong Kong Special Administrative Region of the People’s Republic of China
HSBC	HSBC Holdings together with its subsidiary undertakings
HSBC Bank	HSBC Bank plc, also known as the non-ring-fenced bank
HSBC Holdings	HSBC Holdings plc, the parent company of HSBC
HSBC UK	HSBC UK Bank plc, also known as the ring-fenced bank
IAS	International Accounting Standards
Ibor	Interbank offered rate
IFRSs	International Financial Reporting Standards
IRB	Internal ratings-based
JV	Joint venture
LCR	Liquidity coverage ratio
LGD	Loss given default
Mainland China	People’s Republic of China excluding Hong Kong and Macau
MENA	Middle East and North Africa
MSS	Markets and Securities Services
Net operating income	Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue
NIM	Net interest margin
POCI	Purchased or originated credit-impaired financial assets
PRA	Prudential Regulation Authority (UK)
PVIF	Present value of in-force insurance contracts
Revenue	Net operating income before ECL
RoE	Return on average ordinary shareholders' equity
RoTE	Return on average tangible equity
RWAs	Risk-weighted assets
SABB	The Saudi British Bank
ServCo group	Separately incorporated group of service companies set up in response to UK ring-fencing proposals
WPB	Wealth and Personal Banking, a global business
$m/$bn/$tn	United States dollar millions/billions/trillions. We report in US dollars

Registered office and Group head office: 8 Canada Square, London, E14 5HQ, United Kingdom
Web: www.hsbc.com
Incorporated in England with limited liability. Registered number 617987

Paste the following link into your web browser, to view the associated Data Pack PDF document.
http://www.rns-pdf.londonstockexchange.com/rns/6572W_1-2021-4-26.pdf

40	HSBC Holdings plc Earnings Release 1Q21

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc
By:	/s/ Ewen Stevenson
Name:	Ewen Stevenson
Title:	Group Chief Financial Officer

Date: April 27, 2021